Dreyfus BASIC Municipal Money Market Fund

SEMIANNUAL REPORT February 28, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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Contents

Dreyfus BASIC
Municipal Money
Market Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Municipal Money Market Fund, covering the six-month period from September 1, 2005, through February 28, 2006.

Rising short-term interest rates in an environment of steady economic growth and low inflation over the past 12 months helped drive tax-exempt money market yields to their highest levels in almost five years. Despite volatile energy prices and the disruptions caused by the Gulf Coast hurricanes, the U.S. economy has continued to expand at a moderate and sustained pace, contributing to the Federal Reserve Board's (the "Fed") vigilance in forestalling potential inflationary pressures through gradual rate hikes.

Our chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may lead to additional increases in short-term interest rates by the Fed. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. Nonetheless, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services.

As always, your financial advisor can discuss investment options that may be suitable for you in this environment. For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did Dreyfus BASIC Municipal Money Market Fund perform during the period?

For the six-month period ended February 28, 2006, the fund produced an annualized yield of 2.49%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.52%.[1]

We attribute these results to rising short-term interest rates as well as supply-and-demand factors that are unique to tax-exempt municipal money market instruments.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal income tax. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, federally tax-exempt money market instruments. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends, supply-and-demand changes in the short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range which, if purchased, would tend to lengthen the fund's average weighted maturity. We also may decrease the average weighted maturity in a rising interest-rate environment. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

What other factors influenced the fund's performance?

The U.S. economy grew at a relatively steady pace over the reporting period, and despite record high energy prices in the aftermath of Hurricane Katrina, oil and gas prices moderated over most of the reporting period, helping to ease inflation concerns. Nonetheless, as it has since June 2004, the Federal Reserve Board continued to raise short-term interest rates at each meeting of its Federal Open Market Committee, driving the overnight federal funds rate to 4.5% by the reporting period's end.

Yields of tax-exempt money market instruments generally rose along with the federal funds rate, reaching their highest levels in more than four years. However, yields of shorter-dated money market securities tended to rise more sharply than longer-dated securities, and by the end of the reporting period, there was little difference in the yields provided by tax-exempt securities with maturities between six months and three years.

Although there was less need among municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the conversion of longer-term municipal notes and bonds into their component parts caused the supply of newly issued municipal money market securities to rise to record levels. However, this increase in the supply of tax-exempt money market instruments was readily absorbed by robust investor demand. In fact, because of narrow yield differences in the six-month to three-year range, many investors who typically focus on municipal notes and bonds with longer maturities turned to tax-exempt money market instruments maturing within one year.

In this environment, we generally focused on municipal securities with maturities between one and six months in order to avoid low yields from variable-rate demand notes, on which yields are reset daily or weekly, while keeping funds available for higher-yielding instruments as they became available. We found what we believed to be relatively attractive income opportunities from tax-exempt commercial paper, municipal notes and seasoned bonds with fairly short maturities. We attempted to "ladder" the fund's holdings within the one- to six-month maturity range to protect its yield while ensuring that funds would remain available for reinvestment as interest rates rose.

What is the fund's current strategy?

As of the reporting period's end, stronger-than-expected employment data appeared to suggest that the U.S. economy remains on a path of sustainable growth. In addition, short-term interest rates remain relatively low by historical standards. Accordingly, we have continued to focus on shorter-term instruments that provide the liquidity we need to capture higher yields as they arise.

March 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's annualized yield would have been 2.33% and the fund's annualized effective yield would have been 2.36%.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Municipal Money Market Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

Expenses paid per $1,000†	$ 2.25
Ending value (after expenses)	$1,012.30

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† *Expenses are equal to the fund's annualized expense ratio of .45%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

Tax Exempt Investments−100.5%	Principal Amount ($)	Value ($)
Alabama−1.6%		
Haleyville Industrial Development Board, Industrial Revenue (Door Components LLC Project) 3.30% (LOC; Regions Bank)	2,000,000 a	2,000,000
Homewood Educational Building Authority, Educational Facilities Revenue (Samford University) 2.93% (Liquidity Facility; Southtrust Bank)	3,715,000 a	3,715,000
Arizona−2.2%		
Salt River Project, Water and Sewer Revenue, CP 3.18%, 5/10/2006 (Liquidity Facility: Bank of America, Bank One, Citibank N.A., JPMorgan Chase Bank, M & I Bank, and Wells Fargo Bank)	8,000,000	8,000,000
Arkansas−.8%		
Arkansas Development Finance Authority, IDR (Defiance Metal Products of Arkansas Project) 3.35% (LOC; Standard Federal Bank)	3,020,000 a	3,020,000
California−2.6%		
California, RAN 4.50%, 6/30/2006	4,000,000	4,019,506
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) 3.28% (Liquidity Facility; Merrill Lynch)	2,500,000 a,b	2,500,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue 3.21% (Liquidity Facility; Merrill Lynch)	2,875,000 a,b	2,875,000
Colorado−4.4%		
Colorado Housing and Finance Authority, EDR (Closet Factory Project) 3.33% (LOC; The Bank of New York)	2,300,000 a	2,300,000
Denver City and County, MFHR 3.31% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5,915,000 a,b	5,915,000
Lower Colorado River Authority, Electric Revenue, CP 3.10%, 3/9/2006 (Liquidity Facility; JPMorgan Chase Bank)	5,400,000	5,400,000
Section 14 Metropolitan District Jefferson County, GO Notes, Refunding 2.23% (LOC; U. S. Bank NA)	2,300,000 a	2,300,000
District of Columbia−1.5%		
District of Columbia, Revenue: (Idea Public Charter School) 3.23% (LOC; Allfirst Bank)	2,300,000 a	2,300,000
(Merlots Program) 3.23% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,115,000 a,b	3,115,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Florida−2.8%		
Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village Florida Project) 3.10% (Insured; Radian and Liquidity Facility; SunTrust Bank)	5,575,000 [a]	5,575,000
Sunshine State Governmental Financing Commission, CP 3.12%, 3/7/2006 (Liquidity Facility; DEPFA Bank PLC)	4,790,000	4,790,000
Georgia−7.8%		
Atlanta, Airport Revenue (Merlots Program) 3.28% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,070,000 [a,b]	5,070,000
Gainesville Housing Authority, MFHR (Lenox Park Apartments Project) 3.31% (Liquidity Facility; Merrill Lynch)	3,350,000 [a,b]	3,350,000
Savannah Economic Development Authority, Industrial Revenue (Home Depot Project) 3.24%	20,000,000 [a]	20,000,000
Idaho−1.0%		
Oneida County Economic Development Corporation, IDR (Hess Pumice Products, Inc. Project) 3.35% (LOC; Key Bank)	3,500,000 [a]	3,500,000
Illinois−3.1%		
Illinois Development Finance Authority: IDR (Trim-Rite Food Corporation Project) 3.33% (LOC; ABN-AMRO)	1,800,000 [a]	1,800,000
Revenue: (Aurora Central Catholic High School) 3.45% (LOC; Allied Irish Banks)	1,000,000 [a]	1,000,000
(Park Ridge Youth Campus Project) 3.30% (LOC; ABN-AMRO)	1,400,000 [a]	1,400,000
Illinois Finance Authority, IDR (CFC International Inc. Project) 3.28% (LOC; ABN-AMRO)	1,900,000 [a]	1,900,000
University of Illinois, University Revenue (Putters Program) 3.25% (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	5,250,000 [a,b]	5,250,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Indiana—1.9%		
Gary, EDR (Gary County Market Project) 3.28% (LOC; ABN-AMRO)	3,275,000 a	3,275,000
Lawrence-Fort Harrison Reuse Authority, Tax Increment Revenue (Fort Harrison Military Base) 3.20% (LOC; Fifth Third Bank)	3,800,000 a	3,800,000
Kentucky—1.4%		
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC) 3.30% (LOC; Deutsche Postbank)	5,000,000 a	5,000,000
Louisiana—1.1%		
New Orleans, Sewerage Service BAN 2.99%, 7/26/2006	4,000,000	4,000,000
Maryland—.7%		
Maryland Economic Development Corporation, Revenue (Chesapeake Advertising Facility) 3.43% (LOC; M&T Bank)	2,460,000 a	2,460,000
Michigan—8.0%		
ABN AMRO Munitops Certificate Trust, Revenue 3.30% (Insured; GNMA and Liquidity Facility; ABN-AMRO)	9,495,000 a,b	9,495,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) 3.23% (LOC; Fifth Third Bank)	2,900,000 a	2,900,000
Michigan Municipal Bond Authority: RAN (Detroit School District) 3.71%, 3/21/2006 (LOC; JPMorgan Chase Bank)	3,450,000	3,452,120
Revenue 3.98%, 8/18/2006 (LOC; JPMorgan Chase Bank)	5,000,000	5,016,871
Michigan Strategic Fund, LOR (NSS Technologies Project) 3.30% (LOC; Wachovia Bank)	4,000,000 a	4,000,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) 3.35% (LOC; Standard Federal Bank)	4,350,000 a	4,350,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Minnesota—.5%		
Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue 3.22% (Insured; AMBAC and Liquidity Facility; Merrill Lynch)	2,000,000 [a,b]	2,000,000
Mississippi—.7%		
Mississippi Business Finance Corporation, Revenue (Jackson Preparatory School) 3.35% (LOC; First Tennessee Bank)	2,420,000 [a]	2,420,000
Nevada—1.0%		
Clark County, EDR (Lutheran Secondary School Association Project) 3.39% (LOC; Allied Irish Banks)	3,700,000 [a]	3,700,000
New Jersey—2.2%		
New Jersey, TRAN 3.95%, 6/23/2006	8,000,000	8,028,655
North Carolina—.9%		
Iredell County Industrial Facilities and Pollution Control Financing Authority, Revenue (Onsrud Inc. Project) 3.30% (LOC; Wachovia Bank)	3,300,000 [a]	3,300,000
Ohio—1.6%		
Ohio State Higher Educational Facilities, Revenue (Cedarville University Project) 3.28% (LOC; Key Bank)	5,845,000 [a]	5,845,000
Oklahoma—1.3%		
Canadian County Home Finance Authority, MFHR 3.31% (Liquidity Facility; Merrill Lynch)	4,630,000 [a,b]	4,630,000
Pennsylvania—14.1%		
Bethlehem Area School District, GO Notes 3.21% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	5,000,000 [a]	5,000,000
Chester County Industrial Development Authority, Revenue (University Student Housing Project) 3.24% (LOC; Citizens Bank of Pennsylvania)	7,305,000 [a]	7,305,000
Dauphin County General Authority, Revenue 3.21% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2,300,000 [a]	2,300,000
Emmaus General Authority, Revenue (Local Government) 3.23% (LOC; DEPFA Bank PLC)	7,200,000 [a]	7,200,000

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
Pennsylvania (continued)			
Lancaster County, GO Notes 3.21% (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3,000,000	a	3,000,000
Lancaster Industrial Development Authority, Revenue (Student Lodging and Services) 3.28% (LOC; Fulton Bank)	4,315,000	a	4,315,000
Langhorne Manor Borough Higher Education and Health Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) 3.01% (Insured; Radian and Liquidity Facility; Citizens Bank of Pennsylvania)	4,450,000	a	4,450,000
Mount Lebanon School District, GO Notes (Merlots Program) 3.23% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,180,000	a,b	5,180,000
Philadelphia Authority for Industrial Development, Health Care Facility Revenue (Greater Philidelphia Health) 3.21% (LOC; Commerce Bank)	3,400,000	a	3,400,000
Reading Regional Airport Authority, Revenue 3.25% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,940,000	a	3,940,000
Scranton Redevelopment Authority, LR 3.23% (LOC; PNC Bank N.A.)	2,000,000	a	2,000,000
Spring Grove Area School District, GO Notes 3.21% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,500,000	a	3,500,000
Rhode Island—.6%			
Rhode Island Economic Development Corporation, Airport Revenue 3.22% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	2,155,000	a,b	2,155,000
Tennessee—13.2%			
Chattanooga Metropolitan Airport Authority, Revenue, Refunding 3.45% (LOC; First Tennessee Bank)	9,325,000	a	9,325,000
Metropolitan Government of Nashville and Davidson County Health and Educational Facility Board, MFHR, Refunding (Brentwood Oaks Apartments) 3.22% (Insured; FNMA and Liquidity Facility; FNMA)	10,220,000	a	10,220,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Tennessee (continued)		
Sevier County Public Building Authority, Revenue (Local Government Public Improvement) 3.20% (Insured; AMBAC and Liquidity Facility; KBC Bank)	12,500,000 [a]	12,500,000
Shelby County, GO Notes (Public Improvement and School) 3.20% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	16,300,000 [a]	16,300,000
Texas−7.6%		
Brazos River Authority, PCR, Refunding (TXU Energy Company Project) 3.21% (LOC; Wachovia Bank)	4,000,000 [a]	4,000,000
Greenville Industrial Development Corporation, Industrial Revenue (Woodgrain Project) 3.28% (LOC; General Electric Capital Corp.)	3,225,000 [a]	3,225,000
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue (Onyx Environmental Services) 3.24% (LOC; Bank of America)	3,400,000 [a]	3,400,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project) 3.35%	5,945,000 [a]	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Siena Place) 3.72% (GIC; AIG Funding Inc.)	3,315,000 [a,b]	3,315,000
Texas, TRAN 4.50%, 8/31/2006	8,000,000	8,057,789
Utah−3.1%		
Intermountain Power Agency, CP 3.10%, 3/9/2006 (Liquidity Facility; JPMorgan Chase Bank)	5,000,000	5,000,000
Utah Housing Finance Agency, MFHR, Refunding (Candlestick Apartments LLC) 3.24% (Insured; FNMA and Liquidity Facility; FNMA)	6,400,000 [a]	6,400,000
Virginia−4.3%		
Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) 3.32% (LOC; Branch Banking and Trust Company)	3,525,000 [a]	3,525,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Patrick County Industrial Development Authority, IDR (Narroflex Inc. Project) 3.35% (LOC; HSBC Bank USA)	4,240,000 [a]	4,240,000
Roanoke Industrial Development Authority, IDR (Virginia Transformer Corp.) 3.34% (LOC; SunTrust Bank)	1,440,000 [a]	1,440,000
Virginia Housing Development Authority, Commonwealth Mortgage Revenue 2.98%, 4/4/2006	6,400,000	6,400,000
Washington—4.6%		
Port Chehalis Industrial Development Corporation, Revenue (JLT Holding LLC Project) 3.35% (LOC; Key Bank)	2,970,000 [a]	2,970,000
Washington Housing Finance Commission, MFHR: Refunding (Avalon Ridge Apartments Project) 3.28% (Insured; FNMA)	8,755,000 [a]	8,755,000
(Vintage Everett Living) 3.28% (Insured; FNMA and Liquidity Facility; FNMA)	5,250,000 [a]	5,250,000
Wisconsin—.9%		
Wisconsin Health and Educational Facilities Authority, Revenue (Mequon Jewish Project) 3.20% (LOC; Bank One)	3,250,000 [a]	3,250,000
Wyoming—3.0%		
Campbell County, IDR (Two Elk Power Generation Station Project): 3.50%, 12/1/2006 (GIC; Royal Bank of Canada)	4,000,000	4,000,000
3.50%, 12/1/2006 (GIC; Citibank N.A.)	7,000,000	7,000,000
Total Investments (cost $367,029,941)	**100.5%**	**367,029,941**
Liabilities, Less Cash and Recievables	**(.5%)**	**(1,818,624)**
Net Assets	**100.0%**	**365,211,317**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	84.2
AAA, AA, A[c]		AAA, AA, A[c]		AAA, AA, A[c]	3.4
Not Rated[d]		Not Rated[d]		Not Rated[d]	12.4
					100.0

[†] Based on total investments.

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $54,850,000 or 15.0% of net assets.

[c] Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

[d] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	367,029,941	367,029,941
Interest receivable		1,921,631
Prepaid expenses		19,160
		368,970,732
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		94,739
Cash overdraft due to Custodian		3,530,027
Payable for shares of Common Stock redeemed		86,598
Accrued expenses		48,051
		3,759,415
Net Assets ($)		**365,211,317**
Composition of Net Assets ($):		
Paid-in capital		365,217,654
Accumulated net realized gain (loss) on investments		(6,337)
Net Assets ($)		**365,211,317**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		365,217,654
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**5,367,722**
Expenses:	
Management fee–Note 2(a)	918,460
Shareholder servicing costs–Note 2(b)	103,481
Professional fees	30,372
Custodian fees	25,559
Directors' fees and expenses–Note 2(c)	10,742
Registration fees	10,345
Prospectus and shareholders' reports	6,680
Miscellaneous	11,615
Total Expenses	**1,117,254**
Less–reduction in management fee due to undertaking–Note 2(a)	(290,640)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,996)
Net Expenses	**820,618**
Investment Income–Net, representing net increase in net assets resulting from operations	**4,547,104**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net, representing net increase in net assets resulting from operations	**4,547,104**	**6,140,117**
Dividends to Shareholders from ($):		
Investment income–net	**(4,547,104)**	**(6,140,117)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	130,508,588	347,817,846
Dividends reinvested	4,375,645	5,836,402
Cost of shares redeemed	(190,659,787)	(381,493,996)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(55,775,554)**	**(27,839,748)**
Total Increase (Decrease) in Net Assets	**(55,775,554)**	**(27,839,748)**
Net Assets ($):		
Beginning of Period	420,986,871	448,826,619
End of Period	**365,211,317**	**420,986,871**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.012	.016	.007	.009	.013	.032
Distributions:						
Dividends from investment income−net	(.012)	(.016)	(.007)	(.009)	(.013)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.50[a]	1.64	.67	.87	1.36	3.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61[a]	.60	.60	.61	.60	.60
Ratio of net expenses to average net assets	.45[a]	.44	.44	.45	.45	.45
Ratio of net investment income to average net assets	2.48[a]	1.63	.67	.87	1.35	3.22
Net Assets, end of period ($ x 1,000)	365,211	420,987	448,827	383,146	415,962	452,448

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $6,337 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2005. If not applied, the carryover expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2006. The reduction in management fee, pursuant to the undertaking, amounted to $290,640 during the period ended February 28, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

During the period ended February 28, 2006, the fund was charged $79,336 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2006, the fund was charged $16,454 pursuant to the transfer agency agreement.

During the period ended February 28, 2006, the fund was charged $1,911 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $140,294, chief compliance officer fees $1,592 and transfer agency per account fees $5,600, which are offset against an expense reimbursement currently in effect in the amount of $52,747.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTES

For More Information

**Dreyfus BASIC
Municipal Money
Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0122SA0206

Dreyfus BASIC
New Jersey Municipal
Money Market Fund

SEMIANNUAL REPORT February 28, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC New Jersey Municipal Money Market Fund, covering the six-month period from September 1, 2005, through February 28, 2006.

Rising short-term interest rates in an environment of steady economic growth and low inflation over the past 12 months helped drive tax-exempt money market yields to their highest levels in almost five years. Despite volatile energy prices and the disruptions caused by the Gulf Coast hurricanes, the U.S. economy has continued to expand at a moderate and sustained pace, contributing to the Federal Reserve Board's (the "Fed") vigilance in forestalling potential inflationary pressures through gradual rate hikes.

Our chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may lead to additional increases in short-term interest rates by the Fed. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. Nonetheless, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services.

As always, your financial advisor can discuss investment options that may be suitable for you in this environment. For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC New Jersey Municipal Money Market Fund perform during the period?

For the six-month period ended February 28, 2006, the fund produced an annualized yield of 2.46%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.49%.[1]

We attribute the fund's results to generally rising short-term interest rates as well as supply-and-demand dynamics specific to municipal money market instruments.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state personal income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term, interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

While the U.S. economy grew at a relatively moderate pace over the reporting period and inflationary pressures generally remained subdued, investor sentiment shifted during the reporting period. In fact, the reporting period began just after Hurricane Katrina made landfall along the Gulf Coast, sparking concerns about a possible economic slowdown. However, as it has since June 2004, the Federal Reserve Board continued to raise short-term interest rates in an effort to forestall potential inflationary pressures, increasing the federal funds rate four times during the reporting period to 4.5%. By the end of 2005, it had become apparent that the Gulf Coast hurricanes did not derail the U.S. economy, which continued to grow without an acceleration of inflation.

In this economic environment, yields of tax-exempt money market instruments generally rose along with the federal funds rate. However, yields of shorter-dated money market securities tended to climb more sharply than longer-dated securities, causing yield differences along the tax-exempt yield curve to narrow. By the end of the reporting period, there was little difference in the yields of tax-exempt securities with maturities between six months and four years. As a result, investors continued to focus primarily on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities began to purchase tax-exempt money market securities, enhancing demand for a limited supply of securities.

Due to low yields from very short-term instruments, we tended to focus on tax-exempt securities with maturities in the six- to nine-month range. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to construct a "laddered" portfolio of securities scheduled to mature at different times to help ensure that funds will be available for reinvestment should short-term yields continue to rise.

Finally, New Jersey's fiscal condition continued to benefit from the recovering economy, including better conditions on Wall Street, where many of the state's residents work. However, a number of fiscal challenges face Governor Corzine in his first year in office, including the need to replenish the state's Transportation Trust Fund to pay for needed highway, bridge and mass transit projects.

What is the fund's current strategy?

As of the reporting period's end, low unemployment rates and other data suggested that the U.S. economy remains on a path of sustainable growth. In addition, short-term interest rates remain relatively low by historical standards, and the new Fed chairman, Ben Bernanke, has indicated in testimony before Congress that further rate hikes may be needed to fight inflation. Accordingly, we have continued to focus on shorter-term instruments that provide the liquidity we need to capture higher yields as they arise.

March 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's annualized yield would have been 2.26% and the fund's annualized effective yield would have been 2.29%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New Jersey Municipal Money Market Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

Expenses paid per $1,000†	$ 2.25
Ending value (after expenses)	$1,012.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† Expenses are equal to the fund's annualized expense ratio of .45%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

Tax Exempt Investments−100.1%	Principal Amount ($)	Value ($)
Bergen County Improvement Authority, Governmental Loan Revenue 3.98%, 9/1/2006	1,000,000	1,004,919
Burlington Township, GO Notes 3.73%, 2/15/2007 (Insured; XLCA)	340,000	340,949
Camden County Improvement Authority, Health Care Redevelopment Revenue (Cooper Health System) 3.28% (LOC; Commerce Bank N.A.)	6,000,000 [a]	6,000,000
Cape May, GO Notes, BAN 4.19%, 10/12/2006	1,875,000	1,887,090
Cranbury Township, GO Notes, BAN 4.23%, 7/6/2006	1,000,000	1,003,105
Dover Township, GO Notes 3.66%, 4/1/2006 (Insured; MBIA)	100,000	100,025
Dumont School District, GO Notes 3.98%, 3/15/2006 (Insured; FSA)	580,000	580,327
East Brunswick Township, GO Notes, BAN 3.95%, 10/11/2006	1,000,000	1,005,652
Fair Haven Borough, GO Notes, BAN 4.44%, 2/20/2007	1,000,000	1,009,418
Haddonfield, GO Notes, BAN 4.26%, 10/13/2006	1,000,000	1,005,048
Hopatcong Borough, GO Notes, BAN 3.95%, 9/22/2006	1,000,000	1,005,448
Hudson County: COP 6%, 12/1/2006 (Insured; MBIA)	115,000	117,204
GO Notes (County College) 3.95%, 7/15/2006 (Insured; MBIA)	100,000	100,257
Irvington Township, GO Notes, BAN: 3.45%, 3/16/2006	688,500	688,720
4.19%, 6/9/2006	1,790,000	1,795,050
Kearny Board of Education, GO Notes, GAN 4.07%, 8/3/2006	1,855,000	1,861,858
Long Branch, GO Notes, BAN 3.54%, 5/26/2006	1,000,000	1,000,235
Lower Township, GO Notes, BAN 3.95%, 6/2/2006	500,000	501,236
Maple Shade Township School District, GO Notes 4.04%, 4/1/2006 (Insured; MBIA)	500,000	500,675

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Mercer County Improvement Authority, Revenue (Children's Home Society Project) 3.26% (LOC; Wachovia Bank)	1,240,000 [a]	1,240,000
Metuchen Borough, GO Notes, BAN 3.94%, 6/2/2006	500,600	501,859
Middlesex County Utilities Authority, Revenue, Refunding 4.85%, 3/15/2006 (Insured; XLCA)	130,000	130,098
Mount Laurel Township, GO Notes, BAN 4.31%, 11/3/2006	1,000,000	1,006,385
New Jersey:		
GO Notes 4.97%, 8/1/2006	100,000	100,841
TRAN 3.95%, 6/23/2006	2,700,000	2,708,487
New Jersey Building Authority, Building Revenue 5.21%, 6/15/2006	295,000	296,643
New Jersey Economic Development Authority:		
EDR:		
(AJV Holdings LLC Project) 3.63% (LOC; JPMorgan Chase Bank)	675,000 [a]	675,000
(ARND LLC Project) 3.33% (LOC; Comerica Bank)	4,240,000 [a]	4,240,000
(Challenge Printing Project) 3.31% (LOC; Wachovia Bank)	1,225,000 [a]	1,225,000
(Hathaway Association LLC Project) 3.31% (LOC; Wachovia Bank)	2,115,000 [a]	2,115,000
(International Processing Corporation Project) 3.24% (LOC; Bank of America)	1,050,000 [a]	1,050,000
(Park Lane Associates Project) 3.31% (LOC; Wachovia Bank)	675,000 [a]	675,000
(Parke Place Associates Project) 3.33% (LOC; Commerce Bank N.A.)	5,900,000 [a]	5,900,000
(RCC Properties LLC Project) 3.31% (LOC; Wachovia Bank)	1,845,000 [a]	1,845,000
Refunding (RDR Investment Company LLC) 3.31% (LOC; Wachovia Bank)	500,000 [a]	500,000
(Saint Peters Preparatory School) 3.26% (LOC; Wachovia Bank)	940,000 [a]	940,000
(Stamato Realty LLC Project) 3.23% (LOC; Valley National Bank)	3,600,000 [a]	3,600,000
(United Window and Door Manufacturing Inc.) 3.31% (LOC; Wachovia Bank)	335,000 [a]	335,000
(Wearbest Sil-Tex Mills Project) 3.31% (LOC; The Bank of New York)	1,685,000 [a]	1,685,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey Economic Development Authority (continued):		
First Mortgage Revenue (Crane's Mill Project)		
7.33%, 2/1/2007	120,000 [b]	126,550
IDR (Pennwell Holdings LLC Project)		
3.31% (LOC; Wachovia Bank)	2,720,000 [a]	2,720,000
Industrial Revenue:		
(Joseph and James Moreng)		
3.26% (LOC; Wachovia Bank)	1,460,000 [a]	1,460,000
(Melrich Road Development Corporation)		
3.31% (LOC; Wachovia Bank)	2,370,000 [a]	2,370,000
Refunding (Station Plaza Park and Ride)		
3.26% (LOC; Wachovia Bank)	3,000,000 [a]	3,000,000
(Thermal Energy Limited Partnership)		
3.23% (LOC; Bank One)	1,850,000 [a]	1,850,000
Insured Revenue (Educational Testing Services Issue)		
4.04%, 5/15/2006 (Insured; MBIA)	100,000	100,133
Municipal Loan Pool Revenue		
5.08%, 9/15/2006 (Insured; AMBAC)	250,000	252,255
Private Schools Revenue (Oak Hill Academy Project)		
3.26% (LOC; Wachovia Bank)	1,980,000 [a]	1,980,000
Revenue:		
(Four Woodbury Mews Project)		
3.33% (LOC; Bank of America)	5,000,000 [a]	5,000,000
(School Facilities Construction)		
5.14%, 9/1/2006	110,000	110,933
Senior Mortgage Revenue		
(Arbor Glen of Bridgewater Project)		
8.75%, 5/15/2006	745,000 [b]	768,094
New Jersey Educational Facilities Authority, Dormitory Safety Trust Fund Revenue		
4.97%, 3/1/2006	1,000,000	1,000,000
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue		
4.50%, 9/1/2006	240,000	241,474
New Jersey Health Care Facilities Financing Authority, Revenue:		
3.22% (Insured; Radian Bank and Liquidity Facility; Morgan Stanley)	2,840,000 [a,c]	2,840,000
(Community Medical Center/Kimball Medical Center/Kensington Manor Care Center Obligated Group Issue)		
5.47%, 7/1/2006 (Insured; FSA)	500,000	503,620

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey Sports and Exposition Authority, State Contract Revenue 4.08%, 3/1/2006 (Insured; MBIA)	450,000	450,000
New Jersey Transportation Trust Fund Authority, Transportation System Revenue:		
4.94%, 6/15/2006	315,000	316,714
5.25%, 6/15/2006	1,300,000	1,306,878
5.44%, 6/15/2006	750,000	755,124
Newark Housing Authority, MFHR 3.31% (Liquidity Facility; Merrill Lynch)	960,000 [a,c]	960,000
North Brunswick Township Board of Education, GO Notes 6.80%, 6/15/2006	300,000	303,028
Ocean City Board of Education, GO, Refunding 2.94%, 4/1/2006 (Insured; MBIA)	100,000	100,012
Paramus School District, GO Notes 4.19%, 9/15/2006	1,000,000	1,006,582
Port Authority of New York and New Jersey:		
5.47%, 7/1/2006	100,000	100,695
6.42%, 9/1/2006 (Insured; MBIA)	250,000	253,117
Transit Revenue (Putters Program):		
3.25% (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	1,760,000 [a,c]	1,760,000
3.25% (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	2,980,000 [a,c]	2,980,000
Raritan Township, GO Notes, BAN 3.95%, 9/8/2006	1,000,000	1,005,029
Red Bank, BAN 3.95%, 8/2/2006	1,000,000	1,004,510
River Dell Regional School District, GO Notes 3.23%, 3/1/2006 (Insured; FSA)	265,000	265,000
Stafford Township, GO Notes, BAN 4.44%, 12/20/2006	1,000,000	1,008,174
Sussex County Municipal Utilities Authority, Project Notes 4.44%, 12/29/2006	1,000,000	1,008,418
Tabernacle Township School District, GO Notes 2.49%, 3/1/2006 (Insured; MBIA)	105,000	105,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Funded Revenue:		
3.24% (Liquidity Facility; Merrill Lynch)	6,250,000 a,c	6,250,000
3.27% (Liquidity Facility; Merrill Lynch)	4,995,000 a,c	4,995,000
Toms River Board of Education, GO Notes		
4.29%, 11/22/2006	1,000,000	1,006,316
Union County, GO Notes:		
4%, 3/1/2006	280,000	280,000
BAN 3.22%, 3/1/2006	1,000,000	1,000,000
Union Township Board of Education, GO Notes		
3.95%, 7/13/2006	1,000,000	1,003,730
Wanaque Borough, GO Notes, BAN		
4.44%, 2/16/2007	541,700	547,253
West Caldwell Township, GO		
3.71%, 7/15/2006 (Insured; MBIA)	250,000	250,437
Winslow Township, GO Notes		
3.98%, 3/1/2006 (Insured; XLCA)	120,000	120,000
Total Investments (cost $106,740,605)	**100.1%**	**106,740,605**
Liabilities, Less Cash and Receivables	**(.1%)**	**(135,650)**
Net Assets	**100.0%**	**106,604,955**

Summary of Abbreviations

ACA	American Capital Access	GIC	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	GNMA	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	GO	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	IDB	Industrial Development Board
BAN	Bond Anticipation Notes	IDC	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	IDR	Industrial Development Revenue
BPA	Bond Purchase Agreement	LOC	Letter of Credit
CGIC	Capital Guaranty Insurance Company	LOR	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	MBIA	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	MFHR	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	PCR	Pollution Control Revenue
CP	Commercial Paper	RAC	Revenue Anticipation Certificates
EDR	Economic Development Revenue	RAN	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	RAW	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	SAAN	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	SFHR	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	SFMR	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	SONYMA	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	TAN	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	TRAN	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	39.8
AAA, AA, A[d]		AAA, AA, A[d]		AAA, AA, A[d]	13.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	46.8
					100.0

† *Based on total investments.*

a *Securities payable on demand. Variable interest rate—subject to periodic change.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $19,785,000 or 18.6% of net assets.*

d *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	106,740,605	106,740,605
Interest receivable		876,875
Prepaid expenses		7,428
		107,624,908
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		26,736
Cash overdraft due to Custodian		940,754
Accrued expenses		52,463
		1,019,953
Net Assets ($)		**106,604,955**
Composition of Net Assets ($):		
Paid-in capital		106,606,090
Accumulated net realized gain (loss) on investments		(1,135)
Net Assets ($)		**106,604,955**
Shares Outstanding		
(1 billion shares of $.001 par value of Common Stock authorized)		106,606,090
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**1,565,803**
Expenses:	
Management fee–Note 2(a)	269,301
Shareholder servicing costs–Note 2(b)	33,444
Auditing fees	19,061
Custodian fees	8,228
Legal fees	3,919
Registration fees	3,856
Prospectus and shareholders' reports	3,188
Directors' fees and expenses–Note 2(c)	2,576
Miscellaneous	8,651
Total Expenses	**352,224**
Less–reduction in management fee due to undertaking–Note 2(a)	(109,852)
Net Expenses	**242,372**
Investment Income–Net	**1,323,431**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	1,392
Net unrealized depreciation on investments	(1,142)
Net Realized and Unrealized Gain (Loss) on Investments	**250**
Net Increase in Net Assets Resulting from Operations	**1,323,681**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net	1,323,431	1,940,439
Net realized gain (loss) on investments	1,392	628
Net unrealized appreciation (depreciation) on investments	(1,142)	1,142
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,323,681**	**1,942,209**
Dividends to Shareholders from ($):		
Investment income–net	**(1,323,431)**	**(1,940,439)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	18,348,340	60,360,669
Dividends reinvested	1,285,668	1,887,240
Cost of shares redeemed	(23,371,096)	(88,016,169)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(3,737,088)**	**(25,768,260)**
Total Increase (Decrease) in Net Assets	**(3,736,838)**	**(25,766,490)**
Net Assets ($):		
Beginning of Period	110,341,793	136,108,283
End of Period	**106,604,955**	**110,341,793**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.012	.016	.007	.009	.014	.032
Distributions:						
Dividends from investment income−net	(.012)	(.016)	(.007)	(.009)	(.014)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.48[a]	1.59	.71	.89	1.46	3.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.65[a]	.64	.63	.63	.62	.61
Ratio of net expenses to average net assets	.45[a]	.45	.44	.45	.45	.45
Ratio of net investment income to average net assets	2.46[a]	1.57	.70	.87	1.45	3.21
Net Assets, end of period ($ x 1,000)	106,605	110,342	136,108	142,099	124,846	127,589

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,527 available for federal income tax purposes to be applied against future net securities profits, if realized subsequent to August 31, 2005. If not applied, $886 of the carryover expires in fiscal 2007, $692 expires in fiscal 2010 and $949 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2006. The reduction in management fee, pursuant to the undertaking, amounted to $109,852 during the period ended February 28, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2006, the fund was charged $26,186 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2006, the fund was charged $4,653 pursuant to the transfer agency agreement.

During the period ended February 28, 2006, the fund was charged $1,911 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $40,624, chief compliance officer fees $1,592 and transfer agency per account fees $1,600, which are offset against an expense reimbursement currently in effect in the amount of $17,080.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

**Dreyfus BASIC
New Jersey Municipal
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0127SA0206

Dreyfus Premier Select Intermediate Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Select Intermediate Municipal Bond Fund, covering the six-month period from September 1, 2005, through February 28, 2006.

Municipal bonds continued to rally over the past six months despite steadily rising short-term interest rates, primarily due to robust investor demand for a more limited supply of newly issued securities. However, the Federal Reserve Board's (the "Fed") sustained moves toward a less accommodative monetary policy generally benefited longer-maturity bonds more than short- and intermediate-term securities during the reporting period. As a result, yield differences between two-year and 20-year high-grade municipal bonds narrowed to less than one percentage point as of the end of the reporting period, which was steeper than the Treasury curve but considerably narrower than historical norms.

Our chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may provide further support to the improving fiscal conditions of many states and municipalities. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, despite fourteen consecutive Fed rate hikes, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others, and your financial advisor can discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund produced total returns of 0.84% for Class A shares, 0.59% for Class B shares, 0.46% for Class C shares and 0.89% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), achieved a total return of 0.49% for the reporting period.[3]

Although rising short-term interest rates eroded the value of most shorter-term securities, longer-term municipal bonds continued to hold up relatively well as inflation remained subdued and investor demand was robust. The fund generally produced higher returns than the benchmark, primarily due to its relatively long duration (a measure of sensitivity to changing interest rates) and competitive levels of income from longstanding, core holdings. In addition, the fund is subject to fees and expenses that are not reflected in the Index.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. In pursuit of this objective, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high yield" or "junk" bonds).

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

As has been the case for some time now, the reporting period was characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the reporting period's end. Short-term municipal bond yields rose along with the Fed's interest-rate target. Longer-term bond yields rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range.

In addition, municipal bonds generally benefited from the improved fiscal condition of most issuers. Because tax revenues rose for many states and municipalities in the recovering economy, issuers had less need to finance operating budget deficits in the tax-exempt markets. However, the supply of newly issued municipal bonds remained ample as issuers continued to refinance existing debt at lower rates. New issues were readily absorbed by robust investor demand when individuals and institutions turned to municipal bonds for competitive levels of federally tax-exempt income.

In this economic environment, the fund continued to earn competitive levels of tax-exempt income from its core holdings of seasoned bonds, most of which were purchased when yields were higher than current yields. In addition, we maintained the fund's average duration in a range that was longer than that of the benchmark, which helped it participate more fully in strength among longer-term securities and avoid the brunt of weakness toward the shorter end of the maturity spectrum. We also maintained our emphasis on credit quality, maintaining less exposure than the benchmark to lower-rated securities. Although our high-quality focus detracted slightly from the fund's relative performance during the reporting period, it was more than offset by income contributions from the fund's core holdings and duration management strategy.

What is the fund's current strategy?

Because we have found few new opportunities that we regard as superior to the fund's current holdings, we generally have maintained the fund's existing portfolio of seasoned bonds. However, as new assets have flowed into the fund and some of the fund's longstanding holdings have been redeemed early or pre-refunded by their issuers, new purchases have focused largely on high-quality, premium-priced securities with maturities toward the long end of the intermediate-term range.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as it gives shareholders at least 90 days' prior notice, and which Dreyfus has committed to continue until at least August 31, 2006. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 7-year, tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Intermediate Municipal Bond Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.44	$ 5.92	$ 7.16	$ 2.19
Ending value (after expenses)	$1,008.40	$1,005.90	$1,004.60	$1,008.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.46	$ 5.96	$ 7.20	$ 2.21
Ending value (after expenses)	$1,021.37	$1,018.89	$1,017.65	$1,022.61

† *Expenses are equal to the fund's annualized expense ratio of .69% for Class A, 1.19% for Class B, 1.44% for Class C and .44% for Class Z; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2006 (Unaudited)

Long-Term Municipal Investments−97.5%	Principal Amount ($)	Value ($)
Alaska−.8%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,020,000	1,036,177
Arkansas−2.3%		
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory) 5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,093,152
University of Arkansas, Board of Trustees Various Facility Revenue (Fayetteville Campus) 5.50%, 12/1/2011 (Insured; FSA)	1,610,000 [a]	1,769,293
California−14.9%		
California Department of Water Resources: Power Supply Revenue 5.375%, 5/1/2012 (Insured; XLCA)	3,000,000 [a]	3,323,790
Water Revenue (Central Valley) 5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,078,110
California Public Works Board, LR (University of California) 5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,052,560
Central Basin Municipal Water District, COP (Central Basin): 5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,220,999
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,296,902
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2017 (Insured; AMBAC)	1,820,000	1,948,073
Glendale Community College District (Election of 2002): Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	749,547
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	766,623
Indian Wells Redevelopment Agency, Revenue (Tax Allocation-Consolidated Whitewater) 5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,629,691
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,146,440
San Diego Community College District (Election of 2002) 5%, 5/1/2019 (Insured; FSA)	500,000	535,885
San Francisco City and County Public Utilities Commission, Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,696,117
West Sacramento Redevelopment Agency, Tax Allocation (West Sacramento Redevelopment) 4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,036,590

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Colorado–1.5%		
Archuleta and Hinsdale Counties (School District Number 50JT) 5.50%, 12/1/2006 (Insured; MBIA)	750,000 [a]	769,575
Colorado Water Resources and Power Development Authority, Drinking Water Revenue 5.25%, 9/1/2015	1,000,000	1,048,500
Delaware–5.0%		
Delaware Economic Development Authority, PCR (Delmarva Power) 4.90%, 5/1/2011 (Insured; AMBAC)	5,000,000	5,229,150
Delaware Housing Authority, Revenue 5.15%, 7/1/2017	985,000	989,216
Florida–8.2%		
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2017 (Insured; MBIA)	2,000,000	2,142,180
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project) 5%, 10/1/2021	1,000,000	1,065,430
Florida Department of Corrections, COP (Okeechobee Correctional) 5%, 3/1/2015 (Insured; AMBAC)	1,000,000	1,083,510
Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue 5%, 10/1/2018 (Insured; AMBAC)	1,705,000	1,825,424
Jacksonville Electric Authority, Revenue (Saint John's River Power Park Systems) 5%, 10/1/2018	1,000,000	1,057,580
Pace Property Finance Authority, Inc., Utility System Improvement Revenue 5.125%, 9/1/2012 (Insured; AMBAC)	1,055,000	1,099,964
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) 5%, 10/1/2018 (Insured; FGIC)	1,765,000	1,902,211
Georgia–.7%		
Atlanta, Public Improvement 5%, 12/1/2007	825,000 [a]	847,556

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Idaho−6.0%		
Boise State University, General Revenue 5%, 4/1/2018 (Insured; MBIA)	1,215,000	1,318,858
Idaho Housing and Finance Association (Single Family Mortgage) 5.55%, 7/1/2016 (Insured; FHA)	330,000	339,329
Kootenai County School District Number 273 (Post Falls) 5%, 8/15/2017	1,275,000	1,390,247
Nampa 5%, 8/1/2018 (Insured; FGIC)	1,135,000	1,234,982
Nampa School District Number 131, GO 5%, 8/15/2022 (Insured; MBIA)	3,000,000	3,233,160
Kentucky−.5%		
Kentucky Housing Corp., Housing Revenue 4.30%, 7/1/2016	600,000	600,846
Louisiana−3.8%		
Louisiana Office Facilities Corp., LR (Capital Complex Program):		
5.50%, 5/1/2015 (Insured; AMBAC)	705,000	763,783
5.25%, 3/1/2017 (Insured; MBIA)	1,500,000	1,578,915
Louisiana Stadium and Exposition District, Hotel Occupancy Tax 5.25%, 7/1/2011 (Insured; FGIC)	1,000,000	1,061,870
Orleans Parish School Board 5.20%, 2/1/2014 (Insured; FGIC)	1,355,000	1,369,228
Maryland−5.0%		
Maryland Community Development Administration, Department of Housing and Community Development:		
Insured Mortgage Loan 5.125%, 5/15/2017	765,000	802,577
(Single Family Program) 4.75%, 4/1/2013	800,000	827,728
Maryland Economic Development Corp., LR (Montgomery County Wayne Avenue) 5.25%, 9/15/2014	1,295,000	1,412,625
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems) 5.75%, 7/1/2017	2,000,000	2,172,640
Prince Georges County, Revenue (Dimensions Health Corp.) 5.10%, 7/1/2006	1,000,000	992,470

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts−3.1%		
Massachusetts, Special Obligation Refunding Notes (Federal Highway Grant Anticipation Note Program) 5%, 12/15/2014 (Insured; FSA)	3,585,000	3,880,798
Michigan−3.1%		
Greater Detroit Resource Recovery Authority, Revenue 6.25%, 12/13/2008 (Insured; AMBAC)	1,000,000	1,070,820
Jonesville Community Schools (School Bond Loan Fund Guaranteed):		
5%, 5/1/2016 (Insured; MBIA)	685,000	742,889
5%, 5/1/2017 (Insured; MBIA)	720,000	778,363
Lincoln Consolidated School District (School Bond Loan Fund Guaranteed) 5%, 5/1/2016 (Insured; FSA)	1,155,000	1,252,609
Minnesota−1.2%		
Minnesota 5.25%, 11/1/2006	1,500,000 [a]	1,519,410
Mississippi−.5%		
Horn Lake, Special Assessment (DeSoto Commons Project) 5%, 4/15/2016 (Insured; AMBAC)	625,000	670,294
Missouri−1.4%		
Missouri Highways and Transportation Commission, State Road Revenue 5%, 2/1/2017	1,000,000	1,054,100
Missouri Housing Development Commission, Multi-Family Housing 4.85%, 12/1/2011 (Insured; FHA)	615,000	637,897
Montana−1.7%		
Montana Board of Regents, Higher Education Revenue (Facilities-Montana State University) 5%, 11/15/2018 (Insured; AMBAC)	2,015,000	2,174,991
Nebraska−1.9%		
Dodge County School District, Number 001 Fremont 5%, 12/15/2016 (Insured; FSA)	2,240,000	2,412,547
Nevada−1.3%		
Las Vegas Convention and Visitors Authority, Revenue 5.75%, 7/1/2009 (Insured; AMBAC)	1,500,000 [a]	1,620,075
New Jersey−1.1%		
Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) 5%, 10/15/2013	1,290,000	1,386,892

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York–3.2%		
New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	40,000	42,174
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue 5.25%, 6/15/2015	1,405,000	1,527,980
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge) 5.75%, 4/1/2006	135,000	135,288
Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000	1,055,050
Yonkers 5%, 8/1/2019 (Insured; MBIA)	1,100,000	1,178,936
North Carolina–2.3%		
Burke County, COP 5%, 4/1/2022 (Insured; AMBAC)	1,470,000	1,573,988
North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000	1,323,275
North Dakota–.2%		
Grand Forks 4.90%, 12/1/2011	215,000	215,256
Ohio–.7%		
Cleveland–Cuyahoga County Port Authority, Development Revenue (Columbia National Group, Inc. Project) 5%, 5/15/2020	820,000	830,709
Oklahoma–.7%		
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) 5.125%, 6/1/2012 (Insured; AMBAC)	785,000	835,593
Oregon–3.1%		
Washington County, Full Faith and Credit Refunding Obligations 5%, 6/1/2019	3,490,000	3,841,373
Pennsylvania–3.1%		
Harrisburg Authority, Office and Parking Revenue 5.75%, 5/1/2008	1,000,000	1,024,640
Harrisburg Redevelopment Authority, Revenue Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000	1,656,710
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6.25%, 12/1/2014	1,000,000	1,115,430

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
South Carolina—3.4%		
Anderson, Water and Sewer Systems Revenue 5%, 7/1/2017 (Insured; MBIA)	890,000	952,816
Charleston County Airport District, Airport Systems Revenue 5%, 7/1/2015 (Insured; XLCA)	1,950,000	2,099,877
Pickens County School District (School District Enhance Program) 5%, 5/1/2012	1,135,000	1,183,328
Texas—9.6%		
Arlington, Dallas Cowboys Complex Special Obligations (Tax-Exempt Special Tax) 5%, 8/15/2016 (Insured; MBIA)	2,000,000	2,163,800
Barbers Hill Independent School District, Schoolhouse 5%, 2/15/2021 (Insured; FGIC)	1,010,000	1,076,428
Dallas-Fort Worth International Airport, Revenue (Joint Improvement) 5.75%, 11/1/2016 (Insured; FSA)	1,735,000	1,928,054
El Paso, Water and Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	1,000,000	1,079,180
Irving Hospital Authority, HR (Irving Healthcare Systems) 5.70%, 7/1/2008 (Insured; FSA)	1,675,000	1,677,998
Mesquite Independent School District, Tax and School Building (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2020	1,000,000	507,100
Midlothian Independent School District, Tax School Building (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2021	2,000,000	984,040
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,079,730
Texas Department of Housing and Community Affairs, SFMR 4.80%, 9/1/2020 (Insured; FSA)	1,475,000	1,507,583

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia—2.8%		
Brunswick County Industrial Development Authority, Correctional Facility LR 5.55%, 7/1/2006 (Insured; MBIA)	1,325,000 [a]	1,361,265
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center) 5.25%, 6/1/2019	1,120,000	1,197,504
Newport News 5%, 11/1/2016	855,000	922,879
Washington—2.7%		
Energy Northwest, Wind Project Revenue 5.60%, 1/1/2007	1,000,000 [a]	1,047,000
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000	1,076,870
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Radian)	1,180,000	1,210,550
West Virginia—1.7%		
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) 5%, 4/1/2021 (Insured; FGIC)	1,000,000	1,066,730
West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000	1,027,380
Total Long-Term Municipal Investments (cost $118,872,620)		**121,247,702**

Short-Term Municipal Investments—2.4%		
Louisiana;		
New Orleans, Sewerage Service, BAN 2.98%, 7/26/2006 (cost $2,965,500)	3,000,000	**2,969,880**

Total Investments (cost $121,838,120)	**99.9%**	**124,217,582**
Cash and Receivables (Net)	**.1%**	**149,979**
Net Assets	**100.0%**	**124,367,561**

Summary of Abbreviations

ACA	American Capital Access		GIC	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation		GNMA	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		GO	General Obligation
AMBAC	American Municipal Bond Assurance Corporation		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes		IDB	Industrial Development Board
BAN	Bond Anticipation Notes		IDC	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance		IDR	Industrial Development Revenue
BPA	Bond Purchase Agreement		LOC	Letter of Credit
CGIC	Capital Guaranty Insurance Company		LOR	Limited Obligation Revenue
CIC	Continental Insurance Company		LR	Lease Revenue
CIFG	CDC Ixis Financial Guaranty		MBIA	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation		MFHR	Multi-Family Housing Revenue
COP	Certificate of Participation		MFMR	Multi-Family Mortgage Revenue
CP	Commercial Paper		PCR	Pollution Control Revenue
EDR	Economic Development Revenue		RAC	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue		RAN	Revenue Anticipation Notes
FGIC	Financial Guaranty Insurance Company		RAW	Revenue Anticipation Warrants
FHA	Federal Housing Administration		RRR	Resources Recovery Revenue
FHLB	Federal Home Loan Bank		SAAN	State Aid Anticipation Notes
FHLMC	Federal Home Loan Mortgage Corporation		SBPA	Standby Bond Purchase Agreement
FNMA	Federal National Mortgage Association		SFHR	Single Family Housing Revenue
FSA	Financial Security Assurance		SFMR	Single Family Mortgage Revenue
GAN	Grant Anticipation Notes		SONYMA	State of New York Mortgage Agency
			SWDR	Solid Waste Disposal Revenue
			TAN	Tax Anticipation Notes
			TAW	Tax Anticipation Warrants
			TRAN	Tax and Revenue Anticipation Notes
			XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	75.2
AA		Aa		AA	16.4
A		A		A	4.5
BBB		Baa		BBB	1.5
F1		MIG1/P1		SP1/ A1	2.4
					100.0

[†] Based on total investments.

[a] These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	121,838,120	124,217,582
Interest receivable		1,571,020
Receivable for shares of Common Stock subscribed		364,789
Prepaid expenses		37,879
		126,191,270
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		31,724
Payable for shares of Common Stock redeemed		209,709
Cash overdraft due to custodian		1,549,023
Accrued expenses		33,253
		1,823,709
Net Assets ($)		**124,367,561**
Composition of Net Assets ($):		
Paid-in capital		121,601,459
Accumulated undistributed investment income–net		78,044
Accumulated net realized gain (loss) on investments		(308,596)
Accumulated net unrealized appreciation (depreciation) on investments		2,379,462
Net Assets ($)		**124,367,561**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	16,658,411	1,611,896	5,504,787	100,592,467
Shares Outstanding	1,237,845	119,696	408,750	7,472,498
Net Asset Value Per Share ($)	**13.46**	**13.47**	**13.47**	**13.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,739,460**
Expenses:	
Management fee–Note 3(a)	370,573
Shareholder servicing costs–Note 3(c)	73,743
Distribution fees–Note 3(b)	24,282
Registration fees	23,867
Professional Fees	19,207
Custodian fees	8,288
Prospectus and shareholders' reports	7,495
Directors' fees and expenses–Note 3(d)	3,254
Loan commitment fees–Note 2	219
Miscellaneous	11,977
Total Expenses	**542,905**
Less–reduction in management fee due to undertaking–Note 3(a)	(209,874)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,506)
Net Expenses	**327,525**
Investment Income–Net	**2,411,935**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(29,618)
Net unrealized appreciation (depreciation) on investments	(1,308,605)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,338,223)**
Net Increase in Net Assets Resulting from Operations	**1,073,712**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income−net	2,411,935	4,673,450
Net realized gain (loss) on investments	(29,618)	75,572
Net unrealized appreciation (depreciation) on investments	(1,308,605)	(142,827)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,073,712**	**4,606,195**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(315,402)	(464,888)
Class B shares	(27,304)	(49,832)
Class C shares	(76,170)	(139,316)
Class Z shares	(1,915,015)	(3,879,805)
Total Dividends	**(2,333,891)**	**(4,533,841)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,952,837	12,966,799
Class B shares	84,685	752,272
Class C shares	760,674	1,503,998
Class Z shares	6,987,406	9,860,867
Dividends reinvested:		
Class A shares	191,417	260,437
Class B shares	11,884	21,010
Class C shares	37,855	65,729
Class Z shares	1,386,632	2,759,992
Cost of shares redeemed:		
Class A shares	(4,930,274)	(2,810,493)
Class B shares	(235,943)	(322,715)
Class C shares	(346,717)	(587,736)
Class Z shares	(6,853,370)	(15,772,621)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**1,047,086**	**8,697,539**
Total Increase (Decrease) in Net Assets	**(213,093)**	**8,769,893**
Net Assets ($):		
Beginning of Period	124,580,654	115,810,761
End of Period	**124,367,561**	**124,580,654**
Undistributed investment income−net	547,826	−

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	294,301	955,832
Shares issued for dividends reinvested	14,277	19,211
Shares redeemed	(368,578)	(207,338)
Net Increase (Decrease) in Shares Outstanding	**(60,000)**	**767,705**
Class B[a]		
Shares sold	6,335	55,475
Shares issued for dividends reinvested	886	1,549
Shares redeemed	(17,559)	(23,828)
Net Increase (Decrease) in Shares Outstanding	**(10,338)**	**33,196**
Class C		
Shares sold	56,518	110,580
Shares issued for dividends reinvested	2,821	4,845
Shares redeemed	(25,788)	(43,286)
Net Increase (Decrease) in Shares Outstanding	**33,551**	**72,139**
Class Z		
Shares sold	520,698	727,526
Shares issued for dividends reinvested	103,410	203,531
Shares redeemed	(510,812)	(1,163,882)
Net Increase (Decrease) in Shares Outstanding	**113,296**	**(232,825)**

[a] *During the period ended February 28, 2006, 4,213 Class B shares representing $56,509, were automatically converted to 4,216 Class A shares and during the period ended August 31, 2005, 7,254 Class B shares representing $98,416, were automatically converted to 7,256 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.59	13.59	13.35	13.70
Investment Operations:				
Investment income–net[b]	.25	.50	.51	.19
Net realized and unrealized gain (loss) on investments	(.14)	(.01)	.25	(.32)
Total from Investment Operations	.11	.49	.76	(.13)
Distributions:				
Dividends from investment income–net	(.24)	(.49)	(.50)	(.22)
Dividends from net realized gain on investments	–	–	(.02)	–
Total Distributions	(.24)	(.49)	(.52)	(.22)
Net asset value, end of period	13.46	13.59	13.59	13.35
Total Return (%)[c]	.84[d]	3.65	5.80	(.78)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.01[e]	1.07	1.06	1.04[e]
Ratio of net expenses to average net assets	.69[e]	.69	.70	.70[e]
Ratio of net investment income to average net assets	3.75[e]	3.69	3.80	3.82[e]
Portfolio Turnover Rate	15.76[d]	13.15	27.06	29.19
Net Assets, end of period ($ x 1,000)	16,658	17,644	7,202	2,671

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.60	13.59	13.36	13.70
Investment Operations:				
Investment income—net[b]	.22	.44	.44	.15
Net realized and unrealized gain (loss) on investments	(.14)	(.01)	.24	(.30)
Total from Investment Operations	.08	.43	.68	(.15)
Distributions:				
Dividends from investment income—net	(.21)	(.42)	(.43)	(.19)
Dividends from net realized gain on investments	–	–	(.02)	–
Total Distributions	(.21)	(.42)	(.45)	(.19)
Net asset value, end of period	13.47	13.60	13.59	13.36
Total Return (%)[c]	.59[d]	3.22	5.18	(.89)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.56[e]	1.56	1.59	1.59[e]
Ratio of net expenses to average net assets	1.19[e]	1.19	1.19	1.20[e]
Ratio of net investment income to average net assets	3.25[e]	3.21	3.27	3.32[e]
Portfolio Turnover Rate	15.76[d]	13.15	27.06	29.19
Net Assets, end of period ($ x 1,000)	1,612	1,769	1,317	221

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.60	13.60	13.36	13.70
Investment Operations:				
Investment income–net[b]	.20	.40	.41	.15
Net realized and unrealized gain (loss) on investments	(.14)	(.01)	.25	(.32)
Total from Investment Operations	.06	.39	.66	(.17)
Distributions:				
Dividends from investment income–net	(.19)	(.39)	(.40)	(.17)
Dividends from net realized gain on investments	–	–	(.02)	–
Total Distributions	(.19)	(.39)	(.42)	(.17)
Net asset value, end of period	13.47	13.60	13.60	13.36
Total Return (%)[c]	.46[d]	2.88	4.99	(1.02)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.77[e]	1.76	1.79	1.80[e]
Ratio of net expenses to average net assets	1.44[e]	1.44	1.44	1.45[e]
Ratio of net investment income to average net assets	3.00[e]	2.95	3.01	3.07[e]
Portfolio Turnover Rate	15.76[d]	13.15	27.06	29.19
Net Assets, end of period ($ x 1,000)	5,505	5,104	4,120	1,293

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003[a]	2002[b]	2001
Per Share Data ($):						
Net asset value, beginning of period	13.60	13.59	13.36	13.61	13.65	13.04
Investment Operations:						
Investment income−net	.27[c]	.54[c]	.55[c]	.58[c]	.61[c]	.61
Net realized and unrealized gain (loss) on investments	(.15)	(.01)	.24	(.23)	.13	.64
Total from Investment Operations	.12	.53	.79	.35	.74	1.25
Distributions:						
Dividends from investment income−net	(.26)	(.52)	(.54)	(.57)	(.60)	(.61)
Dividends from net realized gain on investments	−	−	(.02)	(.03)	(.18)	(.03)
Total Distributions	(.26)	(.52)	(.56)	(.60)	(.78)	(.64)
Net asset value, end of period	13.46	13.60	13.59	13.36	13.61	13.65
Total Return (%)	.89[d]	3.99	6.01	2.60	5.62	9.82
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[e]	.81	.83	.79	.75	.79
Ratio of net expenses to average net assets	.44[e]	.44	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.99[e]	3.96	4.07	4.24	4.53	4.60
Portfolio Turnover Rate	15.76[d]	13.15	27.06	29.19	12.05	47.00
Net Assets, end of period ($ x 1,000)	100,592	100,064	103,172	134,920	131,013	114,712

[a] The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis, for debt securities. The effect of these changes for the period ended August 31, 2002 was to increase net investment income per share by less than $.01 and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.53%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Intermediate Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund to not distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $131,568 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2005. If not applied, $34,790 of the carryover expires in fiscal 2012 and $96,778 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005 were as follows: tax exempt income $4,533,841. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 28, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, (as applicable to Class A, Class B and Class C shares), taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2006. The reduction in management fee, pursuant to the undertaking, amounted to $209,874 during the period ended February 28, 2006.

During the period ended February 28, 2006, the Distributor retained $3,337 from commissions earned on sales of the fund's Class A shares and $4,157 and $39 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended February 28, 2006, Class B and Class C shares were charged $4,369 and $19,913, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2006, Class Z shares were charged $19,964 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2006, Class A, Class B and Class C shares were charged $21,780, $2,184 and $6,638, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2006, the fund was charged $14,975 pursuant to the transfer agency agreement.

During the period ended February 28, 2006, the fund was charged $1,911 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $57,220, shareholder services plan fees $4,595, Rule 12b-1 distribution plan fees $3,795 and chief compliance officer fees $1,592, which are offset against an expense reimbursement currently in effect in the amount of $35,478.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2006, amounted to $20,595,297, and $19,020,882, respectively.

At February 28, 2006, accumulated net unrealized appreciation on investments was $2,379,462, consisting of $3,084,918 gross unrealized appreciation and $705,456 gross unrealized depreciation.

At February 28, 2006 the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTES

For More Information

**Dreyfus Premier
Select Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0126SA0206

Dreyfus
High Yield
Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus High Yield Municipal Bond Fund, covering the period between its inception on September 30, 2005, through February 28, 2006.

Municipal bonds continued to rally over the past six months despite steadily rising short-term interest rates, primarily due to robust investor demand for a more limited supply of newly issued securities. However, the Federal Reserve Board's (the "Fed") sustained moves toward a less accommodative monetary policy generally benefited longer-maturity bonds more than short- and intermediate-term securities during the reporting period. As a result, yield differences between two-year and 20-year high-grade municipal bonds narrowed to less than one percentage point as of the end of the reporting period, which was steeper than the Treasury curve but considerably narrower than historical norms.

Our chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may provide further support to the improving fiscal conditions of many states and municipalities. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction.

Clearly, changes in the economic climate might benefit some areas of the financial markets more than others, and your financial advisor can discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty and James Welch, Portfolio Managers

How did Dreyfus High Yield Municipal Bond Fund perform relative to its benchmark?

For the period between its inception on September 30, 2005, and the end of its semiannual reporting period on February 28, 2006, the fund produced a 5.89% total return.[1] In comparison, the fund's benchmark, the Lehman Brothers Municipal Bond Index, produced a 1.68% total return for the same period.[2]

We attribute these results to a favorable market environment characterized by strong corporate profits, low default rates, low inflation and robust investor demand for tax-exempt income. These factors helped the fund produce a higher return than that of its benchmark.

What is the fund's investment approach?

The fund primarily seeks high current income exempt from federal income tax. Secondarily, the fund may seek capital appreciation to the extent consistent with its primary goal. To pursue its goals, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund normally invests at least 65% of its assets in municipal bonds rated BBB/Baa or lower by independent rating agencies or the unrated equivalent as determined by Dreyfus. The fund may invest up to 10% of its assets in defaulted municipal bonds. Municipal bonds rated below investment grade (BB/Ba or lower) are commonly known as "high yield" or "junk" bonds. The fund may invest up to 35% of its assets in higher-quality municipal bonds rated AAA/Aaa to A or the unrated equivalent.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds, we may assess the current interest rate environment and the municipal bond's credit profile and potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, including those that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which sell at a price below their face value, or to "premium" bonds, which sell at a price above their face value. The fund's allocation to either discount or premium bonds will change with our view of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund began operations during a period of relative market weakness, when a number of high-profile bankruptcies in the automotive and airline industries dampened investor sentiment toward the more credit-sensitive areas of the fixed-income markets. However, investors soon began to recognize that these industry-specific credit problems were not widespread. Investors also were encouraged by new evidence of moderate economic growth, better-than-expected corporate profits, low default rates and low inflation. As a result of these factors, prices of high yield municipal bonds rallied, and yield differences between lower-rated and higher-rated securities (known as "spreads") narrowed.

In this relatively constructive environment, we began to assemble the fund's investment portfolio. We met with our credit research team to review economic, market and industry fundamentals, and to evaluate the credit profiles of individual issuers. This process also involved discussions with issuers' management teams and site visits to give us a more complete picture of issuers' financial conditions.

As a result of our credit analyses, we assembled a portfolio of high yield municipal bonds that, by the reporting period's end, was diversified across 31 different holdings representing more than 10 industry groups and 21 states. We found a number of attractive income opportunities among municipal bonds issued to finance health care facilities and housing projects, as well as tax-exempt bonds backed by corporations. As part of our effort to achieve high levels of tax-exempt income, we tended to focus on bonds with longer maturities.

Approximately 40% of the fund's assets were invested in securities rated BBB/Baa or the equivalent, one rating category above the high yield range. Because of relatively narrow yield spreads, we believed that it made little sense to incur the risks that the lower rating categories typically entail.

Many of the fund's early positions appreciated in value over the reporting period. Total returns were particularly robust among bonds from the airline industry, where investor sentiment improved as fuel prices moderated and the industry consolidated. Bonds backed by the states' settlement of litigation with U.S. tobacco companies also performed well as litigation concerns eased. Bonds issued to finance housing projects also fared well in a persistently strong housing market.

What is the fund's current strategy?

Unlike the taxable high yield market, where yield spreads hovered near historical lows, spreads in the high yield municipal bond market remained relatively wide as of the end of February. This suggests to us that attractive values remain in the market. However, we are mindful that any signs of economic weakness could lead to heightened market volatility. Therefore, we have continued to employ a research-intensive credit analysis process that is designed to uncover income opportunities while managing risks effectively.

March 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect until August 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus High Yield Municipal Bond Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2006

Expenses paid per $1,000†	$ 4.54
Ending value (after expenses)	$1,058.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

Expenses paid per $1,000†	$ 4.45
Ending value (after expenses)	$1,016.41

† From September 30, 2005 (commencement of initial offering) to February 28, 2006.

†† Expenses are equal to the fund's annualized expense ratio of 1.06%; multiplied by the average account value over the period, multiplied by 152/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS
February 28, 2006 (Unaudited)

Long-Term Municipal Investments—93.8%	Principal Amount ($)	Value ($)
California—3.1%		
California Statewide Communities Development Authority, Revenue (Bentley School) 6.75%, 7/1/2032	1,000,000	1,094,140
Colorado—7.8%		
Arista Metropolitan District, Special Revenue 6.75%, 12/1/2035	1,000,000	1,026,370
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project) 6.875%, 10/1/2032	380,000 [a]	382,044
Murphy Creek Metropolitian District Number 3, GO Improvement 6.125%, 12/1/2035	1,380,000	1,398,037
Delaware—2.7%		
Sussex County, First Mortgage Revenue (Cadbury at Lewes Project):		
5.90%, 1/1/2026	375,000	376,631
6%, 1/1/2035	600,000	603,486
District of Columbia—.9%		
Metropolitan Washington Airports Authority, Special Facilities Revenue (Caterair International Corp.) 10.125%, 9/1/2011	320,000	320,480
Georgia—2.7%		
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project) 5.625%, 9/1/2030	900,000	959,517
Illinois—10.9%		
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines Inc. Project) 8.20%, 12/1/2024	1,300,000	1,293,955
Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project) 6.25%, 5/1/2030	1,000,000	1,093,890
Illinois Health Facilities Authority, Revenue (Residential Centers Inc.) 8.50%, 8/15/2016	455,000	455,587
Lombard Public Facilities Corp., Conference Center and First Tier Hotel Revenue 7.125% 1/1/2036	1,000,000	1,053,340

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kentucky—2.1%		
Three Forks Public Properties Corp., First Mortgage Revenue (Regional Detention Facility Project) 5.50%, 12/1/2020	760,000	764,780
Michigan—10.0%		
Charyl Stockwell Academy, COP 6%, 10/1/2035	1,500,000	1,524,645
Kent Hospital Financing Authority, Revenue (Metropolitan Hospital Project) 6%, 7/1/2035	1,000,000	1,079,100
Michigan Strategic Fund, SWDR (Genesee Power Station) 7.50%, 1/1/2021	1,000,000	991,300
Missouri—2.6%		
Missouri Housing Development Commision, SFMR (Homeownership Loan Program) 7.50%, 3/1/2031 (Collateralized: FNMA and GNMA)	870,000	915,275
Nevada—2.1%		
Nevada Housing Division (Single Family Program) 6.80%, 4/1/2027 (Collateralized; FHA)	765,000	765,298
New Jersey—8.2%		
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue) 5.75%, 2/15/2034	1,000,000	1,061,420
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue) 5.50%, 7/1/2019	1,000,000	1,017,470
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds 6.125%, 6/1/2042	800,000	854,640
New York—5.7%		
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project) 6.25%, 3/1/2015	1,000,000	1,052,010
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds 5.125%, 6/1/2042	1,000,000	993,390

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Other−5.8%		
Munimae Tax Exempt Subsidiary LLC 5.90%, 9/30/2020	2,000,000	2,068,820
Pennsylvania−4.4%		
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility) 6.25%, 1/1/2035	1,500,000	1,556,250
Rhode Island−4.1%		
Central Falls Detention Facility Corp., Detention Facility Revenue (The Donald W. Wyatt Detention Facility) 7.25%, 7/15/2035	1,000,000	1,102,760
Rhode Island Housing and Mortgage Finance Corp., Homeownership Opportunity 7.55%, 10/1/2022	355,000	356,037
South Carolina−4.2%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 7.56%, 12/1/2028	1,300,000 [b,c]	1,517,984
Tennessee−2.9%		
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance) 5.50%, 7/1/2036	1,000,000	1,052,300
Texas−5.7%		
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines Inc. Project) 7.50%, 12/1/2029	1,100,000	1,031,217
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project) 7%, 7/1/2029	1,000,000	1,022,410
Washington−3.5%		
Housing Authority of Snohomish County, Revenue (Whispering Pines Apartments Project) 5.75%, 9/1/2030	1,250,000	1,254,987

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Wisconsin—1.5%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset Backed-Backed Bonds 6.375%, 6/1/2032	500,000	538,316
Wyoming—2.9%		
Sweetwater County, SWDR (FMC Corp. Project) 5.60%, 12/1/2035	1,000,000	1,033,700
Total Long-Term Municipal Investments (cost $32,689,097)		**33,611,586**
Short-Term Municipal Investments—4.3%		
Alabama—.8%		
Columbia Industrial Development Board, PCR (Alabama Power Co. Project) 3.15%	300,000 d	300,000
Louisiana—.1%		
New Orleans, Sewerage Service Revenue, BAN 2.98%, 7/26/2006	50,000	49,498
Michigan—2.0%		
Michigan Strategic Fund, LOR (Detroit Symphony Orchestra Project) 3.01% (LOC; ABN-AMRO)	700,000 d	700,000
Tennessee—1.4%		
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) 2.95% (LOC; Bank of America)	500,000 d	500,000
Total Short-Term Municipal Investments (cost $1,548,063)		**1,549,498**
Total Investments (cost $34,237,160)	**98.1%**	**35,161,084**
Cash and Receivables (Net)	**1.9%**	**663,044**
Net Assets	**100.0%**	**35,824,128**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		AAA		AAA	4.8
AA		Aa		AA	5.3
A		A		A	2.4
BBB		Baa		BBB	28.1
BB		Ba		BB	2.9
B		B		B	2.9
CCC		Caa		CCC	6.6
F1		MIG1/P1		SP1/A1	4.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	42.6
					100.0

† *Based on total investments.*

[a] *Non-income producing security; interest payments in default.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $1,517,984 or 4.2% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	34,237,160	35,161,084
Cash		166,259
Interest receivable		468,221
Receivable for shares of Common Stock subscribed		38,186
Prepaid expenses		35,070
		35,868,820
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		17,171
Accrued expenses		27,521
		44,692
Net Assets ($)		**35,824,128**
Composition of Net Assets ($):		
Paid-in capital		34,835,656
Accumulated undistributed investment income–net		1,565
Accumulated net realized gain (loss) on investments		62,983
Accumulated net unrealized appreciation (depreciation) on investments		923,924
Net Assets ($)		**35,824,128**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		2,757,777
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**12.99**

See notes to financial statements.

STATEMENT OF OPERATIONS

From September 30, 2005
(commencement of operations) to February 28, 2006 (Unaudited)

Investment Income ($):

Interest Income	**550,970**
Expenses:	
Management fee–Note 3(a)	57,655
Auditing fees	14,352
Legal fees	10,872
Distribution fees–Note 3(b)	9,869
Registration fees	7,556
Prospectus and shareholders' reports	3,260
Shareholder servicing costs	3,195
Custodian fees–Note 3(b)	2,322
Trustees' fees and expenses–Note 3(d)	187
Loan commitment fees–Note 2	5
Miscellaneous	4,949
Total Expenses	**114,222**
Less–reduction in management fee due to undertaking–Note 3(a)	(8,966)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,199)
Net Expenses	**102,057**
Investment Income–Net	**448,913**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	62,983
Net unrealized appreciation (depreciation) on investments	923,924
Net Realized and Unrealized Gain (Loss) on Investments	**986,907**
Net Increase in Net Assets Resulting from Operations	**1,435,820**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From September 30, 2005
(commencement of operations) to February 28, 2006 (Unaudited)

Operations ($):	
Investment income–net	448,913
Net realized gain (loss) on investments	62,983
Net unrealized appreciation (depreciation) on investments	923,924
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,435,820**
Dividends to Shareholders from ($):	
Investment income–net	**(447,348)**
Common Stock Transactions ($):	
Net proceeds from shares sold	37,430,065
Dividends reinvested	345,108
Cost of shares redeemed	(2,939,517)
Increase (Decrease) in Net Assets from Common Stock Transactions	**34,835,656**
Total Increase (Decrease) in Net Assets	**35,824,128**
Net Assets ($):	
Beginning of Period	–
End of Period	**35,824,128**
Undistributed investment income–net	1,565
Capital Share Transactions (Shares):	
Shares sold	2,960,393
Shares issued for dividends reinvested	26,952
Shares redeemed	(229,568)
Net Increase (Decrease) in Shares Outstanding	**2,757,777**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the period from September 30, 2005 (commencement of operations) to February 28, 2006. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Per Share Data ($):	
Net asset value, beginning of period	12.50
Investment Operations:	
Investment income–net[a]	.25
Net realized and unrealized gain (loss) on investments	.48
Total from Investment Operations	.73
Distributions:	
Dividends from investment income–net	(.24)
Net asset value, end of period	12.99
Total Return (%)	5.89[b]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.19[c]
Ratio of net expenses to average net assets	1.06[c]
Ratio of net investment income to average net assets	4.67[c]
Portfolio Turnover Rate	59.29[b]
Net Assets, end of period ($ x 1,000)	35,824

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund, which commenced operations on September 30, 2005. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ('Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge. The fiscal year end of the fund is August 31.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

NOTE 2—Bank Lines of Credit:

The fund participates with other The Manager-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended February 28, 2006, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until August 31, 2006, so that fund expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of 1.10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $8,966 during the period ended February 28, 2006.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of the fund's shares. During the period ended February 28, 2006, the fund was charged $9,869 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2006, the fund was charged $2,065 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2006, the fund was charged $2,322 pursuant to the custody agreement.

During the period ended February 28, 2006, the fund was charged $1,592 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $15,678, Rule 12b-1 service plan fees $1,568, chief compliance officer fees $1,592 and transfer agency per account fees $600, which are offset against an expense reimbursement currently in effect in the amount of $2,267.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2006, amounted to $45,117,275 and $12,468,545, respectively.

At February 28, 2006, accumulated net unrealized appreciation on investments was $923,924, consisting of $930,290 gross unrealized appreciation and $6,366 gross unrealized depreciation.

At February 28, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments)

For More Information

Dreyfus
High Yield Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



Dreyfus Premier Select Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Select Municipal Bond Fund, covering the six-month period from September 1, 2005, through February 28, 2006.

Municipal bonds continued to rally over the past six months despite steadily rising short-term interest rates, primarily due to robust investor demand for a more limited supply of newly issued securities. However, the Federal Reserve Board's (the "Fed") sustained moves toward a less accommodative monetary policy generally benefited longer-maturity bonds more than short- and intermediate-term securities during the reporting period. As a result, yield differences between two-year and 20-year high-grade municipal bonds narrowed to less than one percentage point as of the end of the reporting period, which was steeper than the Treasury curve but considerably narrower than historical norms.

Our chief economist, Richard Hoey, currently expects continued U.S. economic growth, which may provide further support to the improving fiscal conditions of many states and municipalities. However, with interest rates at higher levels and the U.S. housing market likely to cool, the U.S. economic expansion may become more balanced, relying less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, despite fourteen consecutive Fed rate hikes, we expect businesses to continue to have ample access to the capital they need to grow, and inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others, and your financial advisor can discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2006



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2006, the fund produced total returns of 1.05% for Class A shares, 0.73% for Class B shares, 0.60% for Class C shares and 1.11% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers Municipal Bond Index (the "Index"), achieved a total return of 0.99% for the reporting period.[3]

Although rising short-term interest rates eroded the value of most shorter-term securities, longer-term municipal bonds continued to hold up relatively well as inflation remained subdued and investor demand was robust. The fund's returns generally were in line with the benchmark, primarily due to its relatively long duration (a measure of sensitivity to changing interest rates) and competitive levels of income from longstanding, core holdings. In addition, the fund is subject to fees and expenses that are not reflected in the Index.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity. The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high yield" or "junk" bonds).

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The portfolio's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

As has been the case for some time now, the reporting period was characterized by rising short-term interest rates and surprisingly stable longer-term rates. The Federal Reserve Board (the "Fed") implemented four more increases in the overnight federal funds rate, driving it to 4.5% by the reporting period's end. Short-term municipal bond yields rose along with the Fed's interest-rate target. Longer-term bond yields rose less than short-term yields, contributing to a further narrowing of yield differences between the short and long ends of the market's maturity range.

In addition, municipal bonds generally benefited from the improved fiscal condition of most issuers. Because tax revenues rose for many states and municipalities in the recovering economy, issuers had less need to finance operating budget deficits in the tax-exempt markets. However, the supply of newly issued municipal bonds remained ample when issuers continued to refinance existing debt at lower rates. New issues were readily absorbed by robust investor demand as individuals and institutions turned to municipal bonds for competitive levels of federally tax-exempt income.

In this economic environment, the fund continued to earn competitive levels of tax-exempt income from its core holdings of seasoned bonds, most of which were purchased when yields were higher than current yields. In addition, we generally maintained the fund's average duration in a range that was slightly longer than that of the benchmark, which helped it participate more fully in strength among longer-term securities. We also maintained our emphasis on credit quality, maintaining less exposure than the benchmark to lower-rated securities. Although our high-quality focus detracted slightly from the fund's relative performance during the reporting period, it was offset by income contributions from the fund's core holdings.

What is the fund's current strategy?

Because we have found few new opportunities that we regard as superior to the fund's current holdings, we generally have maintained the fund's existing portfolio of seasoned bonds. However, some of the fund's longstanding holdings have been redeemed early or pre-refunded by their issuers, and new purchases have focused largely on high-quality, premium priced securities with maturities in the 20-year range. Whenever possible, we have attempted to make these purchases during times of temporary market weakness.

March 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as it gives shareholders at least 90 days' prior notice, and which Dreyfus has committed to continue until at least August 31, 2006. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Municipal Bond Fund from September 1, 2005 to February 28, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2006

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.49	$ 5.97	$ 7.21	$ 2.24
Ending value (after expenses)	$1,010.50	$1,007.30	$1,006.00	$1,011.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2006

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.51	$ 6.01	$ 7.25	$ 2.26
Ending value (after expenses)	$1,021.32	$1,018.84	$1,017.60	$1,022.56

† *Expenses are equal to the fund's annualized expense ratio of .70% for Class A, 1.20% for Class B, 1.45% for Class C and .45% for Class Z; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Long-Term Municipal Investments−98.1%	Principal Amount ($)	Value ($)
Arizona−.5%		
Arizona School Facilities Board, Revenue (State School Improvement) 5%, 7/1/2011	1,025,000 a	1,095,920
California−19.7%		
California:		
GO:		
5.25%, 9/1/2010 (Insured; MBIA)	1,335,000 a	1,432,522
5.25%, 10/1/2016	695,000	702,992
5.25%, 9/1/2017 (Insured; MBIA)	105,000	112,070
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000	3,481,450
California Department of Water Resources, Power Supply Revenue 5.375%, 5/1/2012 (Insured; XLCA)	4,000,000 a	4,431,720
California Public Works Board, LR (Department of Corrections) 5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000	1,071,520
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2019 (Insured; AMBAC)	2,005,000	2,146,092
Desert Sands Unified School District, COP:		
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000	1,115,559
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000	1,171,552
East Bay Municipal Utility District, Water System Revenue 5%, 6/1/2021 (Insured; MBIA)	1,125,000	1,191,645
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series):		
5%, 8/1/2017 (Insured; FGIC)	1,290,000	1,384,918
5%, 8/1/2018 (Insured; FGIC)	1,345,000	1,443,965
5%, 8/1/2019 (Insured; FGIC)	1,410,000	1,513,748
Fullerton Joint Union High School District 5%, 8/1/2018 (Insured; FSA)	760,000	808,716
Glendale Community College District:		
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000	632,461
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000	640,500
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000	774,410
Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	1,035,330
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	766,160

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Nevada Joint Union High School District (Nevada and Yuba Counties) GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,234,449
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,574,130
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,458,800
Redevelopment Agency of the City of Corona (Merger Downtown and Amended Project Area A) (2004 Tax Allocation) 5%, 9/1/2018 (Insured; FGIC)	1,520,000	1,624,743
Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital Improvement Projects) 5%, 12/1/2026 (Insured; AMBAC)	1,100,000	1,157,068
San Jose (Library Parks and Public Safety Projects) 5%, 9/1/2019	1,575,000	1,688,227
San Juan Unified School District:		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,415,008
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,557,055
Tustin Unified School District, Special Tax (Senior Lien Community Facilities District 97) Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	819,822
Walnut Valley Unified School District 6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,789,428
Colorado—2.6%		
Colorado Health Facilities Authority, Revenue (Porter Place) 5.875%, 1/20/2020 (Collateralized; GNMA)	1,940,000	2,075,994
Northwest Parkway Public Highway Authority, Senior Revenue Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	3,217,800
Delaware—4.9%		
Delaware Economic Development Authority, Revenue (Pollution Control Delmarva Project) 5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,368,520
Delaware Housing Authority, Revenue 5.40%, 7/1/2024	1,420,000	1,427,299

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Delaware (continued)		
Wilmington, MFHR (GNMA Collateralized Mortgage Loan– Market Street Mews Project) 5.45%, 9/20/2022	2,085,000	2,193,441
Florida—3.4%		
Florida Intergovernmental Finance Commission, Capital Revenue 5.125%, 2/1/2031 (Insured; AMBAC)	3,500,000	3,632,335
School Board of Saint Lucie County, COP (Florida Master Lease Program) 5%, 7/1/2018 (Insured; FSA)	1,635,000	1,742,861
Winter Park, Water and Sewer Revenue 5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,664,507
Georgia—2.2%		
Atlanta, Water and Wastewater Revenue 5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,360,260
De Kalb County Housing Authority, MFHR (Longleaf Apartments Project) 5.45%, 10/20/2024 (Collateralized; GNMA)	1,540,000	1,653,667
Development Authority of Bulloch County, Student Housing LR (Georgia Southern University Project) 5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,565,800
Idaho—7.1%		
Boise State University, Revenues, Student Union and Housing System:		
5.375%, 4/1/2012 (Insured; FGIC)	5,000 [a]	5,480
5%, 4/1/2017 (Insured; AMBAC)	1,015,000	1,084,527
5.375%, 4/1/2022 (Insured; FGIC)	2,995,000	3,239,961
Caldwell, Parity Lien Sewer Revenue 5.75%, 9/1/2018 (Insured; FSA)	2,625,000	2,889,836
Canyon County School District Number 132 (Caldwell) GO 5.25%, 7/30/2016 (Insured; MBIA)	1,405,000	1,532,462
Idaho Housing and Finance Association (Single Family Mortgage) 5.625%, 7/1/2015	500,000	502,660

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Idaho (continued)		
Idaho State University, General Improvement Revenue:		
5%, 4/1/2016 (Insured; FSA)	2,315,000	2,491,125
5%, 4/1/2017 (Insured; FSA)	1,430,000	1,527,955
The Regents of the University of Idaho, Student Fee Revenue		
5%, 4/1/2014 (Insured; FSA)	1,080,000	1,166,486
Louisiana−3.0%		
Louisiana Office Facilities Corp., LR (Capital Complex Program)		
5.25%, 3/1/2017 (Insured; MBIA)	3,000,000	3,157,830
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured; FGIC)	3,000,000	3,031,500
Maine−3.0%		
Maine Housing Authority (Mortgage Purchase):		
5.85%, 11/15/2020	1,230,000	1,291,697
5.35%, 11/15/2021	4,680,000	4,874,360
Maryland−7.9%		
Community Development Administration, Maryland Department of Housing and Community Development:		
Housing 5.95%, 7/1/2023	1,860,000	1,909,885
MFHR (Insured Mortgage Loans)		
5.30%, 5/15/2022	435,000	456,198
Residential Revenue:		
5.30%, 9/1/2012	800,000	807,968
5.40%, 9/1/2013	755,000	763,411
5.55%, 9/1/2015	790,000	791,280
(Single Family Program)		
4.75%, 4/1/2013	2,090,000	2,162,439
Hyattsville, Special Obligation (University Town Center Project)		
5.60%, 7/1/2024	1,500,000	1,561,425
Maryland Health and Higher Educational Facilities Authority, Revenue (John Hopkins Medical Institutions Utilities Program Issue) 5%, 5/15/2037	5,000,000	5,223,000
Montgomery County Housing Opportunities Commission, SFMR		
5%, 7/1/2036	2,500,000	2,526,800

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts−.6%		
Massachusetts Development Finance Agency, Revenue (Credit Housing−Chelsea Homes) 5%, 12/15/2024	1,200,000	1,227,780
Massachusetts Housing Finance Agency, SFHR 7.125%, 6/1/2025	60,000	60,071
Michigan−2.5%		
Grand Traverse County Building Authority, GO 5%, 5/1/2025 (Insured; MBIA)	1,070,000	1,117,551
Kalamazoo Hospital Finance Authority, Hospital Facility Revenue (Burgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)	1,000,000	1,169,260
Livingston County (Marion Sanitary Sewer Systems Number 1) 5.125%, 6/1/2007	2,100,000 [a]	2,145,129
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) 6.125%, 12/1/2018 (Insured; FGIC)	750,000	759,202
Mississippi−.7%		
Mississippi Development Bank, Special Obligation (Waveland, GO Public Improvement Bond Project) 5%, 11/1/2020 (Insured; AMBAC)	1,315,000	1,405,051
Missouri−3.1%		
Cape Girardeau County Industrial Development Authority, MFHR (Cape La Croix) 6.40%, 6/20/2031 (Collateralized; GNMA)	1,245,000	1,274,880
Curators of the University of Missouri, Systems Facilities Revenue 5%, 11/1/2021	1,605,000	1,708,667
Missouri Housing Development Commission, MFHR: 5.25%, 12/1/2016 (Collateralized; FHA)	1,690,000	1,772,066
5.375%, 12/1/2018 (Collateralized; FHA)	1,545,000	1,632,849
Montana−2.2%		
Montana Board of Housing, Single Family Mortgage 5.60%, 12/1/2023	2,015,000	2,072,246

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Montana (continued)		
Montana Board of Regents, Higher Education Revenue (Montana State University):		
5%, 11/15/2020 (Insured; AMBAC)	1,210,000	1,300,520
5%, 11/15/2021 (Insured; AMBAC)	950,000	1,019,625
Nebraska−1.2%		
Municipal Energy Agency of Nebraska, Power Supply System Revenue		
5.25%, 4/1/2016 (Insured; AMBAC)	2,305,000	2,492,696
New Hampshire−2.3%		
New Hampshire Higher Educational and Health Facilities Authority, HR (Androscoggin Valley Hospital)		
5.75%, 11/1/2017	1,475,000	1,532,923
New Hampshire Housing Finance Authority:		
Mortgage Revenue		
6.85%, 7/1/2014	5,000	5,010
Multi-Family Revenue:		
5.05%, 7/1/2012	1,175,000	1,205,280
5.15%, 7/1/2013	1,815,000	1,863,406
New Jersey−.6%		
New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016	750,000	884,917
6.50%, 1/1/2016	65,000	76,693
6.50%, 1/1/2016	185,000	216,539
New Mexico−.8%		
New Mexico Finance Authority, Court Facilities Fee Revenue		
5%, 6/15/2011 (Insured; MBIA)	1,500,000 [a]	1,597,920
New York−2.3%		
New York City Municipal Water Finance Authority, Water and Sewer System Revenue		
5.125%, 6/15/2021 (Insured; MBIA)	2,000,000	2,061,680
New York State Thruway Authority:		
(Highway and Bridge Trust Fund)		
5%, 4/1/2008 (Insured; FGIC)	1,000,000 [a]	1,042,050
(State Personal Income Tax Revenue-Transportation)		
5%, 3/15/2020 (Insured; MBIA)	1,575,000	1,685,329

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina—4.1%		
North Carolina Housing Finance Agency (Home Ownership) 5.875%, 7/1/2031	8,050,000	8,336,902
Ohio—4.8%		
Groveport, Income Tax Receipt (Special Obligations):		
5%, 12/1/2017 (Insured; MBIA)	3,035,000	3,241,714
5%, 12/1/2018 (Insured; MBIA)	1,000,000	1,068,110
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.) 6.50%, 11/15/2012	710,000	737,676
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement) 4.75%, 12/1/2027	3,000,000	3,069,060
Sharonville 5.25%, 6/1/2017 (Insured; FGIC)	1,480,000	1,607,591
Oregon—1.5%		
Oregon Bond Bank, Revenue (Economic Community Development Department) 5.50%, 1/1/2014 (Insured; MBIA)	1,190,000	1,253,594
Oregon Housing and Community Services Department, SFMR (Mortgage Program) 6.45%, 7/1/2026	285,000	290,686
Sweet Home School District Number 55, Linn County, GO 5.50%, 6/15/2011 (Insured; FSA)	1,375,000 [a]	1,502,462
Pennsylvania—5.5%		
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office) 6%, 1/1/2025	2,000,000	1,869,420
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue 5%, 12/1/2025 (Insured; FSA)	5,000,000	5,253,850
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health Systems) 5%, 5/15/2011	1,410,000	1,456,220

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Washington County Industrial Development Authority, PCR (West Penn Power Co.) 6.05%, 4/1/2014 (Insured; AMBAC)	2,500,000	2,555,400
Tennessee−.5%		
Sullivan County Industrial Board, Revenue 6.35%, 7/20/2027 (Collateralized; GNMA)	1,000,000	1,031,210
Texas−5.6%		
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	2,000,000	2,052,660
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue 6.60%, 1/1/2021	1,500,000	1,590,375
Crosby Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2017	1,655,000	1,041,293
Dallas 5.25%, 2/15/2009	1,000,000 [a]	1,049,420
Little Elm Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2022	1,285,000	536,783
Mesquite Independent School District, Tax and School Building (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2028	4,675,000	1,526,808
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000	2,100,075
Wylie Independent School District, Tax School Building (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2024	3,500,000	1,430,485
Vermont−1.6%		
Vermont Municipal Bond Bank: 5%, 12/1/2017 (Insured; MBIA)	720,000	773,287
5%, 12/1/2022 (Insured; MBIA)	2,270,000	2,416,574
Virginia−2.2%		
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue 5.875%, 7/20/2016 (Collateralized; GNMA)	1,825,000	1,881,940

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Middle River Regional Jail Authority, Jail Facility Revenue 5%, 5/15/2019 (Insured; MBIA)	1,200,000	1,291,176
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor) 5%, 5/15/2017	1,300,000	1,382,953
Washington—.7%		
Energy Northwest, Wind Project Revenue 5.875%, 1/1/2007	1,375,000 [a]	1,442,732
West Virginia—.5%		
Pleasants County, PCR (West Penn Power Co.) 6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000	1,014,490
Wisconsin—.5%		
Housing Authority of the City of Milwaukee, MFHR (Veterans Housing Projects) 5.10%, 7/1/2022 (Collateralized; FNMA)	1,000,000	1,066,210
Total Long-Term Municipal Investments (cost $193,152,307)		**200,373,245**
Short-Term Municipal Investment—.7%		
Texas;		
Harris County Health Facilities Development Corp., Revenue (The Methodist Hospital System) 2.95% (cost $1,500,000)	1,500,000 [b]	**1,500,000**
Total Investments (cost $194,652,307)	**98.8%**	**201,873,245**
Cash and Receivables (Net)	**1.2%**	**2,405,292**
Net Assets	**100.0%**	**204,278,537**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	70.0
AA		Aa		AA	24.5
A		A		A	2.3
BBB		Baa		BBB	.8
F1		MIG1/P1		SP1/A1	.7
Not Rated[c]		Not Rated[c]		Not Rated[c]	1.7
					100.0

†   *Based on total investments.*

a   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b   *Securities payable on demand. Variable interest rate—subject to periodic change.*

c   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	194,652,307	201,873,245
Cash		49,340
Interest receivable		2,415,698
Receivable for shares of Common Stock subscribed		9,453
Prepaid expenses		37,637
		204,385,373
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		43,073
Payable for shares of Common Stock redeemed		20,655
Accrued expenses		43,108
		106,836
Net Assets ($)		**204,278,537**
Composition of Net Assets ($):		
Paid-in capital		199,891,681
Accumulated undistributed investment income—net		5,182
Accumulated net realized gain (loss) on investments		(2,839,264)
Accumulated net unrealized appreciation (depreciation) on investments		7,220,938
Net Assets ($)		**204,278,537**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	2,802,791	520,264	742,674	200,212,808
Shares Outstanding	202,575	37,593	53,672	14,464,106
Net Asset Value Per Share ($)	**13.84**	**13.84**	**13.84**	**13.84**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**4,803,479**
Expenses:	
Management fee–Note 3(a)	612,337
Shareholder servicing costs–Note 3(c)	81,363
Registration fees	25,057
Professional fees	21,449
Custodian fees	11,980
Prospectus and shareholders' reports	7,474
Directors' fees and expenses–Note 3(d)	5,332
Distribution fees–Note 3(b)	3,639
Loan commitment fees–Note 2	379
Miscellaneous	16,309
Total Expenses	**785,319**
Less–reduction in management fee due to undertaking–Note 3(a)	(316,113)
Less–reduction in custody fees due to earning credits–Note 1(b)	(3,036)
Net Expenses	**466,170**
Investment Income-Net	**4,337,309**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	230,275
Net unrealized appreciation (depreciation) on investments	(2,364,088)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,133,813)**
Net Increase in Net Assets Resulting from Operations	**2,203,496**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Operations ($):		
Investment income–net	4,337,309	8,939,126
Net realized gain (loss) on investments	230,275	227,803
Net unrealized appreciation (depreciation) on investments	(2,364,088)	1,852,988
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,203,496**	**11,019,917**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(71,674)	(78,300)
Class B shares	(9,222)	(15,748)
Class C shares	(9,996)	(16,958)
Class Z shares	(4,241,236)	(8,818,121)
Net realized gain on investments:		
Class A shares	–	(715)
Class B shares	–	(360)
Class C shares	–	(435)
Class Z shares	–	(178,835)
Total Dividends	**(4,332,128)**	**(9,109,472)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	642,737	2,905,400
Class B shares	21,555	246,556
Class C shares	241,691	187,004
Class Z shares	4,514,151	9,385,477
Dividends reinvested:		
Class A shares	51,760	57,097
Class B shares	4,098	7,202
Class C shares	3,508	5,830
Class Z shares	2,710,081	5,827,204
Cost of shares redeemed:		
Class A shares	(1,429,810)	(220,521)
Class B shares	(43,871)	(87,548)
Class C shares	(37,263)	(90,233)
Class Z shares	(11,962,987)	(25,554,705)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(5,284,350)**	**(7,331,237)**
Total Increase (Decrease) in Net Assets	**(7,412,982)**	**(5,420,792)**
Net Assets ($):		
Beginning of Period	211,691,519	217,112,311
End of Period	**204,278,537**	**211,691,519**
Undistributed Investment Income–net	56,197	–

	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31, 2005
Capital Share Transactions:		
Class A [a]		
Shares sold	46,641	210,040
Shares issued for dividends reinvested	3,759	4,110
Shares redeemed	(103,580)	(15,830)
Net Increase (Decrease) in Shares Outstanding	**(53,180)**	**198,320**
Class B [a]		
Shares sold	1,555	17,747
Shares issued for dividends reinvested	297	519
Shares redeemed	(3,189)	(6,336)
Net Increase (Decrease) in Shares Outstanding	**(1,337)**	**11,930**
Class C		
Shares sold	17,513	13,467
Shares issued for dividends reinvested	255	420
Shares redeemed	(2,691)	(6,539)
Net Increase (Decrease) in Shares Outstanding	**15,077**	**7,348**
Class Z		
Shares sold	327,254	677,111
Shares issued for dividends reinvested	196,739	419,781
Shares redeemed	(867,167)	(1,843,092)
Net Increase (Decrease) in Shares Outstanding	**(343,174)**	**(746,200)**

[a] *During the period ended February 28, 2006, there were no shares converted from Class B to Class A shares and during the period ended August 31, 2005, 1,488 Class B shares representing $20,574 were automatically converted to 1,488 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2006	Year Ended August 31,		
Class A Shares	(Unaudited)	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.97	13.85	13.45	13.75
Investment Operations:				
Investment income—net [b]	.28	.54	.56	.15
Net realized and unrealized gain (loss) on investments	(.14)	.14	.40	(.20)
Total from Investment Operations	.14	.68	.96	(.05)
Distributions:				
Dividends from investment income—net	(.27)	(.55)	(.56)	(.25)
Dividends from net realized gain on investments	–	(.01)	(.00)[c]	–
Total Distributions	(.27)	(.56)	(.56)	(.25)
Net asset value, end of period	13.84	13.97	13.85	13.45
Total Return (%)[d]	1.05[e]	5.01	7.27	(.42)[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.01[f]	.99	.96	1.10[f]
Ratio of net expenses to average net assets	.70[f]	.69	.70	.70[f]
Ratio of net investment income to average net assets	3.98[f]	3.92	4.09	4.03[f]
Portfolio Turnover Rate	6.91[e]	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	2,803	3,574	795	1,251

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.98	13.85	13.44	13.75
Investment Operations:				
Investment income—net[b]	.24	.48	.49	.20
Net realized and unrealized gain (loss) on investments	(.14)	.14	.41	(.29)
Total from Investment Operations	.10	.62	.90	(.09)
Distributions:				
Dividends from investment income—net	(.24)	(.48)	(.49)	(.22)
Dividends from net realized gain on investments	–	(.01)	(.00)[c]	–
Total Distributions	(.24)	(.49)	(.49)	(.22)
Net asset value, end of period	13.84	13.98	13.85	13.44
Total Return (%)[d]	.73[e]	4.57	6.85	(.65)[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.55[f]	1.54	1.58	2.28[f]
Ratio of net expenses to average net assets	1.20[f]	1.19	1.19	1.20[f]
Ratio of net investment income to average net assets	3.51[f]	3.46	3.56	4.87[f]
Portfolio Turnover Rate	6.91[e]	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	520	544	374	31

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	13.98	13.85	13.44	13.75
Investment Operations:				
Investment income−net [b]	.23	.44	.45	.16
Net realized and unrealized gain (loss) on investments	(.15)	.14	.42	(.27)
Total from Investment Operations	.08	.58	.87	(.11)
Distributions:				
Dividends from investment income−net	(.22)	(.44)	(.46)	(.20)
Dividends from net realized gain on investments	–	(.01)	(.00)[c]	–
Total Distributions	(.22)	(.45)	(.46)	(.20)
Net asset value, end of period	13.84	13.98	13.85	13.44
Total Return (%)[d]	.60[e]	4.30	6.58	(.80)[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.77[f]	1.74	1.82	2.14[f]
Ratio of net expenses to average net assets	1.45[f]	1.44	1.44	1.45[f]
Ratio of net investment income to average net assets	3.23[f]	3.20	3.24	3.57[f]
Portfolio Turnover Rate	6.91[e]	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	743	539	433	23

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended February 28, 2006 (Unaudited)	Year Ended August 31,				
		2005	2004	2003[a]	2002[b]	2001
Per Share Data ($):						
Net asset value, beginning of period	13.98	13.86	13.44	13.66	13.69	13.11
Investment Operations:						
Investment income−net	.29[c]	.58[c]	.60[c]	.64[c]	.66[c]	.67
Net realized and unrealized gain (loss) on investments	(.14)	.13	.42	(.23)	(.03)	.58
Total from Investment Operations	.15	.71	1.02	.41	.63	1.25
Distributions:						
Dividends from investment income−net	(.29)	(.58)	(.60)	(.63)	(.65)	(.67)
Dividends from net realized gain on investments	−	(.01)	(.00)[d]	−	(.01)	(.00)[d]
Total Distributions	(.29)	(.59)	(.60)	(.63)	(.66)	(.67)
Net asset value, end of period	13.84	13.98	13.86	13.44	13.66	13.69
Total Return (%)	1.11[e]	5.28	7.73	3.10	4.72	9.80

| Class Z Shares | Six Months Ended February 28, 2006 (Unaudited) | Year Ended August 31, | | | | |
		2005	2004	2003a	2002b	2001
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.76f	.75	.75	.74	.74	.77
Ratio of net expenses to average net assets	.45f	.44	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.26f	4.21	4.37	4.62	4.90	5.01
Portfolio Turnover Rate	6.91e	9.47	9.74	33.72	31.28	53.90
Net Assets, end of period ($ x 1,000)	200,213	207,034	215,510	231,453	248,125	260,346

a   The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.

b   As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on scientific basis for debt securities. The effect of these changes for the period ended August 31, 2002 was to increase net investment income and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.86% to 4.90%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.

c   Based on average shares outstanding at each month end.

d   Amount represents less than $.01 per share.

e   Not annualized.

f   Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers five series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,120,554 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2005. If not applied, $1,093,089 of the carryover expires in fiscal 2008, $746,743 expires in fiscal 2009, $1,278,066 expires in fiscal 2010 and $2,656 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2005 were as follows: tax exempt income $8,929,127 and ordinary income $180,345. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended February 28, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, (as applicable to Class A, Class B and Class C shares), taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2006. The reduction in management fee, pursuant to the undertaking, amounted to $316,113 during the period ended February 28, 2006.

During the period ended February 28, 2006, the Distributor retained $290 from commissions earned on sales of the fund's Class A shares, and $827 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended February 28, 2006, Class B and Class C shares were charged $1,317 and $2,322, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended February 28, 2006, Class Z shares were charged $50,858 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2006, Class A, Class B and Class C shares were charged $4,504, $658 and $774, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended February 28, 2006, the fund was charged $20,755 pursuant to the transfer agency agreement.

During the period ended February 28, 2006, the fund was charged $1,911 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $94,047, Rule 12b-1 distribution plan fees $910,shareholder services plan fees $624, and chief compliance officer fees $1,592, which are offset against an expense reimbursement currently in effect in the amount of $54,100.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2006, amounted to $14,008,884, and $16,591,762, respectively.

At February 28, 2006, accumulated net unrealized appreciation on investments was $7,220,938, consisting of $7,441,952 gross unrealized appreciation and $221,014 gross unrealized depreciation.

At February 28, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

For More Information

**Dreyfus Premier
Select Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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